Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

BOSTON SCIENTIFIC CORPORATION,

SEMINOLE MERGER SUB, INC.

and

SILK ROAD MEDICAL, INC.

Dated as of June 17, 2024

TABLE OF CONTENTS

Page

Article I

THE MERGER

Section 1.01	The Merger	2
Section 1.02	Closing	2
Section 1.03	Effective Time	2
Section 1.04	Effects of the Merger	2
Section 1.05	Certificate of Incorporation and By-Laws of the Surviving Corporation	2
Section 1.06	Directors and Officers of the Surviving Corporation	3
Section 1.07	Subsequent Actions	3

Article II

EFFECTS ON SECURITIES; EXCHANGE OF CERTIFICATES

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

i

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01	Conduct of Business by the Company Pending the Merger	40
Section 5.02	Control of Operations	45
Section 5.03	Process Related to Affirmative Covenants and Forbearance Covenants	45

Article VI

ADDITIONAL AGREEMENTS

ii

Article VII

CONDITIONS TO THE MERGER

Section 7.01	Conditions to the Obligations of Each Party	64
Section 7.02	Conditions to the Obligations of Parent and Merger Sub	64
Section 7.03	Conditions to the Obligations of the Company	65

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01	Termination	66
Section 8.02	Notice of Termination; Effect of Termination	68
Section 8.03	Fees and Expenses	68

Article IX

GENERAL PROVISIONS

iii

AGREEMENT AND PLAN OF MERGER, dated as of June 17, 2024 (this “Agreement”), among Boston Scientific Corporation, a Delaware corporation (“Parent”), Seminole Merger Sub, Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and Silk Road Medical, Inc., a Delaware corporation (the “Company” and together with Parent and Merger Sub, collectively, the “parties” and each individually a “party”). All capitalized terms used in this Agreement will have the meanings assigned to such terms in Section 9.03 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will thereupon cease and the Company will continue as the surviving corporation in the Merger and a wholly owned Subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Merger and the other Transactions (as defined below) to be consummated by the Company are advisable to, fair to, and in the best interests of, the Company and its stockholders, (b) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions to be consummated by the Company, including the Merger, and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the board of directors of Merger Sub has (a) determined that this Agreement, the Merger and the other Transactions to be consummated by Merger Sub are advisable to, fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) duly authorized and approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions to be consummated by it, including the Merger, and (c) resolved to recommend adoption of this Agreement by the sole stockholder of Merger Sub;

WHEREAS, the board of directors of Parent (the “Parent Board”) has duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions to be consummated by it; and

WHEREAS, upon consummation of the Merger, each share of Company Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined below), will be canceled and converted into the right to receive the Merger Consideration (as defined below), upon the terms and subject to the conditions in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I

THE MERGER

Section 1.01      The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent.

Section 1.02      Closing. Unless this Agreement shall have been terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) will take place by electronic exchange of the required closing deliverables at 8:00 a.m., New York time, on the fourth (4th) Business Day after the satisfaction or written waiver (where permissible under applicable Law) of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing (subject to their satisfaction or written waiver, where permissible)), unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.03      Effective Time. On the Closing Date, Parent, Merger Sub and the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in such form as required by and in accordance with Section 251 of the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Parent and the Company and specified in the Certificate of Merger in accordance with the DGCL, such date and time hereinafter referred to as the “Effective Time”.

Section 1.04      Effects of the Merger. As a result of the Merger, (a) the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation and (b) the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.05      Certificate of Incorporation and By-Laws of the Surviving Corporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of the Company as in effect as of the date of this Agreement (the “Company Charter”) shall be amended and restated in its entirety to be in the form attached hereto as Exhibit A and incorporated herein by reference. Parent and the Surviving Corporation shall take such actions reasonably necessary to cause the Amended and Restated Bylaws of the Company as in effect as of the date of this Agreement (the “Company Bylaws”) to be amended in their entirety upon the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name shall be “Silk Road Medical, Inc.”), and as so amended shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 1.06      Directors and Officers of the Surviving Corporation. Unless otherwise designated by Parent prior to the Effective Time, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation upon the Effective Time and (b) the officers of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall be the officers of the Surviving Corporation upon the Effective Time, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Section 1.07      Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Article II

EFFECTS ON SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01      Effects on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)            Conversion of Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (each, a “Share” and collectively, the “Shares”), other than Shares to be canceled in accordance with Section 2.01(b) or Section 2.04 or Dissenting Shares (collectively, the “Excluded Shares”), shall be canceled and shall be converted automatically into the right to receive $27.50 in cash, without interest (the “Merger Consideration”). The Merger Consideration is payable in accordance with Section 2.02(b).

(b)            Cancellation of Treasury Shares and Parent-Owned Shares. Each Share held in the treasury of the Company or owned by any direct or indirect wholly owned Company Subsidiary and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)            Shares of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 2.02      Exchange Procedures and Payment Fund.

(a)            Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company approved (such approval not to be unreasonably withheld, conditioned or delayed) in advance by the Company (the “Paying Agent”), and enter into a paying agent agreement, in form and substance reasonably acceptable to the Company (the “Paying Agent Agreement”), with such Paying Agent for the purpose of exchanging (i) certificates that represented Shares (the “Certificates”) and (ii) Shares represented by book-entry (“Book-Entry Shares”) for payment of the Merger Consideration in accordance with this Article II. At or prior to the Effective Time, Parent shall deposit, or cause Merger Sub to deposit, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares), cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, and that such investments shall only be invested in the manner provided in the Paying Agent Agreement. In the event the amount of the Payment Fund is insufficient to make the payments contemplated by Section 2.01(a), Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Payment Fund, at all relevant times, is maintained at a level sufficient to make such payments. Any net profit resulting from, or interest or income produced by, such investments shall be the property of, and payable to, the Surviving Corporation.

(b)            Exchange Procedures. As promptly as practicable after the Effective Time (and in any event, within three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate, the underlying Shares of which were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which will be in a form mutually agreed to by Parent and the Company prior to the Effective Time and shall specify that delivery shall be effected, and risk of loss and title to the Certificates (if any) shall pass, only upon delivery of such Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent, and shall otherwise be in customary form and have such other provisions as Parent or the Paying Agent may reasonably specify; and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal (and accompanying attachments), duly executed and in proper form, with respect to such Certificates, the holder of record of such Certificates shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates. Any Certificates so surrendered shall forthwith be canceled. The Merger Consideration paid upon the surrender for exchange of Certificates shall be deemed to have been paid in full satisfaction of all rights pertaining to Shares formerly represented by such Certificates. If payment of the Merger Consideration is to be made to a person other than the person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the person requesting such payment shall have paid any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered or shall have established to the satisfaction of the Paying Agent that such Taxes either have been paid or are not payable. Any holder of Book-Entry Shares shall not be required to deliver a Certificate (or effective affidavits of loss in lieu thereof) or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II; provided, that such holders shall be required to submit to the Paying Agent any forms or other documentation (including any IRS Form W-8 or W-9, as applicable, provided, any failure to provide an IRS Form W-8 or W-9 shall only permit the Paying Agent to withhold on the Merger Consideration pursuant to applicable Law) as the Paying Agent may reasonably request. In lieu thereof, upon receipt of an “agent’s message” by the Paying Agent (or such other customary evidence, if any, of transfer and any forms or other documentation as the Paying Agent may reasonably request), each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after the Effective Time (and in any event, within three (3) Business Days thereafter), the Merger Consideration payable for each such Book-Entry Share. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement. No interest shall be paid or shall accrue on any cash payable to holders of record of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

(c)            No Further Rights. From and after the Effective Time, holders of Shares shall cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration in accordance with Section 2.01(a), and as stockholders of the Company, except as provided herein or by Law.

(d)            Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of Shares (other than Excluded Shares) twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Shares (other than Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Payment Fund remaining unclaimed by holders of Shares (other than Excluded Shares) as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto. Neither Parent nor the Surviving Corporation shall be liable to any person in respect of any Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)            Withholding Rights. Each of the Paying Agent, the Surviving Corporation, Parent and any other applicable withholding agent (each, a “Payor”) shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment under the Code, or any Tax law. To the extent that amounts are so withheld by a Payor, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such withholding was made.

(f)            Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and (ii) if required by the Surviving Corporation, an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Corporation, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a).

Section 2.03      Share Transfer Books. At the Effective Time, the share transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

Section 2.04      Company Options; Company RSUs; Company PSUs; Company ESPP.

(a)            At the Effective Time, each outstanding and unexercised option to purchase Shares granted under any Company Stock Plan (each, a “Company Option”) with an exercise price per Share that is less than the Merger Consideration, whether vested or unvested, shall, by virtue of the Merger and without further action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the amount by which the Merger Consideration exceeds the applicable exercise price per Share of such Company Option and (ii) the aggregate number of Shares remaining issuable upon exercise of such Company Option, less applicable Taxes and authorized deductions. Parent shall cause the Surviving Corporation to make the payments contemplated by this Section 2.04(a) as promptly as practicable (and in no event later than thirty (30) calendar days) following the Effective Time.

(b)            At the Effective Time, each Company Option, whether vested or unvested, that has an exercise price per Share that is equal to or greater than the Merger Consideration shall, by virtue of the Merger and without further action on the part of the holder thereof, be canceled without the payment of consideration.

(c)            Notwithstanding the terms of Section 2.01, at the Effective Time, each outstanding restricted stock unit award granted under any Company Stock Plan that is subject to time or service-based vesting (each, a “Company RSU”), shall, by virtue of the Merger and without further action on the part of the holder thereof, whether vested but unsettled or unvested, be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration and (ii) the aggregate number of Shares underlying such Company RSU, less applicable Tax and authorized deductions. Parent shall cause the Surviving Corporation to make the payments contemplated by this Section 2.04(c) as promptly as practicable (and in no event later than thirty (30) calendar days following the Effective Time); provided, however, that no payment shall be accelerated to the extent it would result in the incurrence of a penalty Tax under Section 409A of the Code, and instead, any such payment shall be made on the earliest date possible without incurring any such penalty Tax.

(d)            At the Effective Time, each outstanding restricted stock unit award granted under any Company Stock Plan that vests based on achievement of any performance condition and service condition (each, a “Company PSU”), whether vested but unsettled or unvested, shall, by virtue of the Merger and without further action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration and (ii) the aggregate number of Shares underlying such Company PSU (determined based on achievement of market or performance conditions in accordance with the applicable award agreement or Company Stock Plan relating thereto as of immediately prior to the Effective Time), less any applicable Tax and authorized deductions. Parent shall cause the Surviving Corporation to make the payments contemplated by this Section 2.04(d) as promptly as practicable (and in no event later than thirty (30) days) following the Effective Time; provided, however, that no payment shall be accelerated to the extent it would result in the imposition of a penalty Tax under Section 409A of the Code, and instead, any such payment shall be made on the earliest date possible without resulting in the imposition of any such penalty Tax. At the Effective Time, each Company PSU that has not been deemed earned or vested in accordance with the applicable award agreement or Company Stock Plan shall be canceled without the payment of consideration.

(e)            Prior to the Effective Time, the Company Board (and/or the compensation committee (or equivalent committee) of the Company Board) shall adopt such resolutions and take such other actions within its (or their) authority as are reasonably necessary to give effect to the transactions contemplated by this Section 2.04. As of the Effective Time, each holder of a Company Option, Company RSU or Company PSU (collectively the “Outstanding Equity Awards”) shall cease to have any rights with respect to Shares, except the right to receive the payments contemplated by this Section 2.04.

(f)             The Company will continue to operate the Company ESPP in accordance with its terms and past practice for the Offering Period (as defined in the Company ESPP) in effect on the date of this Agreement (“Current Purchase Period”); provided that, in no event will any new participants be able to commence participation in the Current Purchase Period, nor will any current participant in the ESPP be permitted to increase their payroll deductions from that in effect prior to the date hereof. If the Effective Time is expected to occur prior to the end of the Current Purchase Period, the Company will take action to provide for an earlier exercise date (including for purposes of determining the Purchase Price (as defined in the Company ESPP) for the Current Purchase Period) (such earlier date, the “Early ESPP Exercise Date”). The Early ESPP Exercise Date will be as close to the Effective Time as is administratively practicable. The Company will suspend the commencement of any Offering Period or Purchase Period (each as defined in the Company ESPP) commencing after the end of the Current Purchase Period and will terminate the Company ESPP effective as of or prior to the Effective Time (pursuant to resolutions adopted by the Company Board (or, if appropriate, a committee administering the Company ESPP)).

Section 2.05      Certain Adjustments. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.06      Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder or owned by a beneficial owner that or who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and that or who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and shall instead represent the right to receive only the payment provided by Section 262 of the DGCL. If any such holder or beneficial owner fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL, then the right of such holder or beneficial owner to receive such payment in respect of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration and shall no longer be Dissenting Shares. The Company shall give Parent prompt notice and copies of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, approve any withdrawal of any such demands or agree to do any of the foregoing.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter prepared by the Company and delivered to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), or, other than with respect to Section 3.01 (Organization and Qualification), Section 3.02 (Certificate of Incorporation and Bylaws), Section 3.03 (Capitalization), Section 3.04 (Authority Relative to this Agreement), Section 3.09(a) (Absence of Certain Changes or Events), Section 3.25 (Board Approvals; Vote Required) and Section 3.26 (Takeover Laws), to the extent the applicability and relevance of such information with respect to a specific representation and warranty is reasonably apparent on the face of such disclosure, as disclosed in any SEC Reports filed after December 31, 2023 and prior to the date of this Agreement (but (a) without giving effect to any amendment thereof filed with the Securities and Exchange Commission (the “SEC”) on or after the date of this Agreement, and (b) excluding (i) any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein) and (ii) any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are forward-looking in nature) as filed prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01      Organization and Qualification.

(a)            The Company is a corporation, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such corporate power and authority would not have a Company Material Adverse Effect. The Company is duly qualified or licensed as a foreign legal entity to do business, and is in good standing (or the equivalent thereof, to the extent the applicable jurisdiction recognizes such a concept), in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing (or the equivalent thereof, to the extent the applicable jurisdiction recognizes such a concept) that would not have a Company Material Adverse Effect.

(b)            Each Company Subsidiary is (i) duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be in good standing would not have a Company Material Adverse Effect; and (ii) has the requisite corporate or entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect. Section 3.01(b) of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary and its state, country or other jurisdiction of formation or organization. Other than the Company Subsidiaries, the Company does not directly or indirectly own any Equity Interest in any corporation, partnership, joint venture or other business association or other entity.

Section 3.02      Certificate of Incorporation and By-Laws. The Company has made available to Parent a true and complete copy of (a) the Company Charter and (b) the Company Bylaws, which are in full force and effect. The Company is not in material violation of any provisions of the Company Charter or the Company Bylaws.

Section 3.03      Capitalization.

(a)            The authorized share capital of the Company consists of (i) 100,000,000 shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

(b)            As of June 14, 2024 (the “Capitalization Date”): (i) 39,721,926 shares of Company Common Stock were issued and outstanding; (ii) no shares of Preferred Stock were issued and outstanding; (iii) 3,576,995 shares of Company Common Stock are subject to outstanding Company Options and 5,383,992 shares of Company Common Stock are subject to outstanding Company RSUs and Company PSUs (assuming satisfaction of any market or performance conditions at maximum levels); and (iv) 1,534,825 shares of Company Common Stock were reserved for future issuance under the Company ESPP. Since the Capitalization Date through the date hereof, the Company has not issued any Shares, Company Options, Company RSUs, Company PSUs or other Equity Interests other than pursuant to Company Options, Company RSUs and Company PSUs that were outstanding as of the Capitalization Date.

(c)            The Company has made available to Parent a true and complete list, as of the Capitalization Date, of (i) the number of shares of Company Common Stock subject to each outstanding Company Option, the exercise price, the grant date, the exercise period and vesting schedule of each such Company Option, and the Company Stock Plan pursuant to which the Company Option was granted, (ii) the number of shares of Company Common Stock subject to each outstanding Company RSU, the grant date, the vesting schedule, and the Company Stock Plan pursuant to which such Company RSU was granted and (iii) each outstanding Company PSU (assuming satisfaction of any market or performance conditions at maximum levels), the grant date, the vesting schedule, target and maximum number of Company Common Stock that may be earned, settlement date and the total amount of any vested but unsettled portion of each Company PSU.

(d)            There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) of any member of the Company Group issued and outstanding or reserved for issuance. There are no outstanding obligations under Contract or otherwise of any member of the Company Group to repurchase, redeem or otherwise acquire any Equity Interests of any member of the Company Group, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Equity Interests of any member of the Company Group, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any member of the Company Group. None of the Company nor any other member of the Company Group is a party to any stockholders’ agreement, voting trust agreement or registration rights agreement relating to any Equity Interests of any member of the Company Group or any other Contract relating to the disposition, voting or dividends with respect to any Equity Interests of the Company Group.

(e)            Each outstanding Share is duly authorized, validly issued, fully paid and nonassessable and was issued free and clear of all preemptive (or similar) rights and all Liens (other than Permitted Liens), imposed by the Company.

(f)            Except as set forth in this Section 3.03, there are no Equity Interests or Outstanding Equity Awards of the Company or any Company Subsidiary obligating the Company or any Company Subsidiary to issue, sell or grant any Equity Interests of any of the Company or any Company Subsidiary.

(g)            There are no outstanding obligations under Contract or otherwise of any member of the Company Group to repurchase, redeem or otherwise acquire any Equity Interests of any third person, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights for the benefit of any member of the Company Group with respect to any Equity Interests of any third person, or for any member of the Company Group to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any third person.

Section 3.04      Authority Relative to This Agreement. Assuming that the representations and warranties of Parent and Merger Sub in Section 4.04 are true and correct, the Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions to be consummated by it (subject, in the case of the consummation of the Merger, to the receipt of the Company Stockholder Approval). Assuming that the representations and warranties of Parent and Merger Sub in Section 4.04 are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions to be consummated by it have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions to be consummated by it (subject, in the case of the consummation of the Merger, to the receipt of the Company Stockholder Approval and the filing and effectiveness of the Certificate of Merger). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity) (the “Enforceability Exceptions”).

Section 3.05      No Conflict; Required Filings and Consents.

(a)            Assuming that the representations and warranties of Parent and Merger Sub in Section 4.04 are true and correct, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions to be consummated by it will not, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval, (i) conflict with or violate the Company Charter, the Company Bylaws or the certificate of incorporation and by laws (or equivalent organizational documents) of any Company Subsidiary, (ii) assuming that all waiting period terminations or expirations, consents, approvals and other authorizations described in Section 3.05(b) have been obtained and that all filings and other actions described in Section 3.05(b) have been made or taken and the Company Stockholder Approval has been obtained, conflict with or violate any federal, state, local or foreign law, common law, statute, ordinance or law, or any executive order, rule, regulation, standard, Order or agency requirement of any Governmental Authority (“Law”) applicable to the Company Group or by which any property or asset of the Company Group is bound, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by any member of the Company Group under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any Lien on the properties or assets of the Company Group, or require any consent, waiver or approval of any person pursuant to, any Contract to which a member of the Company Group is a party or by which a member of the Company Group or any property or asset of a member of the Company Group is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b)            The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign government, regulatory or administrative authority or commission or other governmental authority or instrumentality, accrediting body, administrative contractor or fiscal intermediary, or self-regulatory organization, domestic or foreign, or any court, tribunal, or judicial or arbitral body with binding and enforceable authority (a “Governmental Authority”), except for (i) applicable requirements of federal and state securities laws, including the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including, but not limited to, the filing with the SEC of the Proxy Statement), (ii) any filings required under the rules and regulations of Nasdaq or NYSE, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and such other Antitrust Laws or Foreign Investment Laws set forth on Section 3.05(b) of the Company Disclosure Letter and (v) when the failure to obtain such consent, approval, authorization or permit of, or to make such filing with or notification to, any Governmental Authority would not have a Company Material Adverse Effect.

Section 3.06      Permits.

Except as would not have a Company Material Adverse Effect, each member of the Company Group is in possession of all material licenses, permits, approvals, accreditations, certificates, easements, concessions, franchises, variances, exemptions, consents, registrations, clearances, waivers, orders, operating certificates of any Governmental Authority applicable to it and necessary for each such entity to own, lease, license, sublease, use, occupy and operate its assets and properties or to carry on its business as it is now being conducted (the “Company Permits”), and each such Company Permit held by the Company or a Company Subsidiary is in full force and effect. Except as would not have a Company Material Adverse Effect, no member of the Company Group has received any written notice from a Governmental Authority alleging that it has failed to hold any Company Permits. Except as would not have a Company Material Adverse Effect, each member of the Company Group is not, and since January 1, 2021, has not been, in conflict with, or in default, breach or violation of, any Company Permit to which it is a party or by which it or of its properties or assets are bound. Except as would not have a Company Material Adverse Effect, (i) each member of the Company Group is and, since January 1, 2021, has been in material compliance with the rules and regulations of the Governmental Authority issuing such Company Permits; (ii) there is not pending or, to the Knowledge of the Company, threatened in writing, before any other Governmental Authority any proceeding, notice of violation, order of forfeiture or complaint or investigation against any member of the Company Group relating to any conflict with, or default, breach or violation of, any of the Company Permits or any actual or threatened revocation, cancellation, termination, suspension, restriction, adverse modification or non-renewal of any such Company Permit; and (iii) the actions of the applicable Governmental Authorities granting all Company Permits have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to the Knowledge of the Company, threatened in writing, any application, petition, objection or other pleading with any other Governmental Authority which challenges or questions the validity of or any rights of the Company under any Company Permit.

Section 3.07      Compliance.

(a)            Except as would not be material to the Company Group, taken as a whole, the Company and each Company Subsidiary, is, and since January 1, 2021, have been in compliance with all Laws applicable to such entity or by which any of such entity’s material properties or assets is bound, and neither the Company nor any of the Company Subsidiaries is, or since January 2021, has been, in violation of, in each case, any Laws applicable to such entity or by which any material property or asset of such entity is bound.

(b)            Except as would not be material to the Company Group, taken as a whole, no investigation by any Governmental Authority with respect to any member of the Company Group is pending or, to the Company’s Knowledge, threatened in writing, nor has any Governmental Authority indicated in writing to the Company or any of its representatives an intention to conduct the same.

(c)            Except as would not be material to the Company Group, taken as a whole, no member of the Company Group is, and, to the Knowledge of the Company, none of their respective its directors or executive officers is, suspended or debarred from doing business by any Governmental Authority or declared ineligible for government contracting, and no such suspension or debarment action has been commenced.

(d)            To the Knowledge of the Company, no independent contractor that provides services to the Company Group is or has been, excluded, suspended or debarred from doing business by any Governmental Authority or declared non-responsible or ineligible for government contracting, and no such suspension or debarment action has been commenced, in each case, except as would not have a Company Material Adverse Effect.

(e)            Except as would not be material to the Company Group, taken as a whole, the Company has not since January 1, 2021, received any complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law.

Section 3.08      Reports; SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)            The Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, certifications, statements and other documents required to be filed or furnished by it under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, with the SEC together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) since January 1, 2021 (such documents and any other documents filed by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “SEC Reports”). As of their respective dates, or, if amended prior to the date hereof, as of the date of the last such amendment, the SEC Reports (i) were prepared (and any SEC Reports filed after the date hereof will have been prepared), in all material respects, in accordance with the applicable requirements of the Securities Act, the Exchange Act and/or the Sarbanes-Oxley Act, as the case may be, and, in each case, the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)            Each of the financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments, which, individually or in the aggregate, are not material in amount).

(c)            The Company maintains a system of internal controls over financial reporting (as defined in Rules 3a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company Group’s assets that could have a material effect on the Company’s financial statements. The Company (A) has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (B) has disclosed, based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer, to the Company’s auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d)            Since January 1, 2021, (i) neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of the Company Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of the Company Subsidiaries, whether or not employed by the Company or any of the Company Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of the Company Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of the Company Subsidiaries.

(e)            No member of the Company Group is a party to, or has any commitment to become a party to, any securitization transaction, joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any member of the Company Group in the Company’s published financial statements or other SEC Report.

(f)             Neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or the notes thereto, except for liabilities and obligations (i) reflected or reserved against on the balance sheet of the Company as at March 31, 2024 (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “Latest Balance Sheet”), (ii) incurred in connection with the Transactions, (iii) incurred in the ordinary course of business since March 31, 2024 or (iv) would not have a Company Material Adverse Effect.

(g)            Since January 1, 2021, subject to any applicable grace periods, the Company has been in and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of Nasdaq (including the requirement to adopt a compensation recovery policy in accordance with Nasdaq Listing Rule 5608, as required by Rule 10D-1 of the Exchange Act).

(h)            As of the date hereof, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any SEC Reports and none of the SEC Reports is, to the Knowledge of the Company, the subject of ongoing SEC review. There are no formal internal investigations, any SEC inquiries or investigations or other inquiries or investigations by any Governmental Authority that are pending or, to the Company’s Knowledge, threatened in writing, in each case regarding any accounting practices of the Company or any Company Subsidiary.

(i)             No Company Subsidiary is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.09      Absence of Certain Changes or Events.

(a)            Since December 31, 2023, through the date of this Agreement, there has not been a Company Material Adverse Effect.

(b)            Since December 31, 2023, through the date of this Agreement, (i) except in connection with the Transactions, the members of the Company Group have conducted their businesses in the ordinary course of business and (ii) no member of the Company Group has taken action that, if taken after the date hereof, would constitute a violation of Section 5.01(b)(i), Section 5.01(b)(iii), Section 5.01(b)(iv), Section 5.01(b)(v), Section 5.01(b)(vi), Section 5.01(b)(vii), Section 5.01(b)(xii) through Section 5.01(b)(xx) and, with respect to the foregoing Section 5.01(b)(xxii).

Section 3.10      Absence of Litigation. Section 3.10 of the Company Disclosure Letter lists, as of the date of this Agreement, each litigation, suit, claim, action, arbitration, mediation, proceeding or investigation (an “Action”) pending or, to the Knowledge of the Company, threatened in writing against any member of the Company Group, or any property or asset of any member of the Company Group (or, to the Knowledge of the Company, any director or officer of any member of the Company Group in such capacity as director or officer). As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Company, threatened in writing against any member of the Company Group, or any property or asset of any member of the Company Group (or, to the Knowledge of the Company, any director or officer of any member of the Company Group in such capacity as director or officer) which involves an amount in controversy that is material to the Company Group, taken as a whole. As of the date of this Agreement, no member of the Company Group or nor any of their respective properties or assets, is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority or any Order of any Governmental Authority that would be material to the Company Group, taken as a whole.

Section 3.11      Employee Benefit Plans.

(a)            Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of all material Plans (other than any employment or consulting agreements or offer letters that, in each case, do not contain any change in control benefits, retention benefits or severance or require advance notice of employment termination and examples of which have been made available to Parent prior to the date of this Agreement). With respect to each material Plan, the Company has made available to Parent true, correct and complete copies of such Plan (or a description, if such Plan is not written) and all material amendments thereto and material written interpretations thereof, together with a copy of (if applicable): (i) each trust, insurance or other funding arrangement; (ii) the most recent summary plan description and summary of material modifications; (iii) the most recently filed Internal Revenue Service (the “IRS”) Forms 5500; (iv) the most recently prepared actuarial reports and financial statements in connection with each such Plan; (v) all documents and correspondence relating thereto received from or provided to the Department of Labor, the IRS or any other Governmental Authority since January 1, 2021; and (vi) all current employee handbooks, manuals and policies.

(b)            Neither the Company nor any ERISA Affiliate has maintained, contributed to or been obligated to contribute to, or has (or could reasonably be expected to have) any liability with respect to, any plan, program, fund, or arrangement at any time during the six year period ending on the Closing Date that constitutes a (i) defined benefit pension plan or a plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (ii) multiemployer plan within the meaning of Section 3(37) of ERISA; (iii) a “multiple employer plan” as described in section 413(c) of the Code; or (iv) multiple employer welfare arrangement as defined in Section 3(40) of ERISA. Neither the Company nor any of the Company Subsidiaries has any liability in respect of, and no Plan provides or promises, any post-employment health or life insurance or similar benefits to any Employee or Non-Employee Service Provider except as required under Section 4980B of the Code or any other Law or benefits that are provided through the end of the month in which termination of employment occurs.

(c)            With respect to each Plan, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of the Company Subsidiaries could be subject to any material liability under the terms of such Plan or under applicable Law.

(d)            Each Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Plan. Each Plan that is required to be funded is and has been funded.

(e)            Each Plan has been established, maintained and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws and regulatory guidance issued by any Governmental Authority. Each Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in material compliance with, and the Company and the Company Subsidiaries have materially complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(f)             With respect to any Plan, as of the date of this Agreement and except as would not reasonably be expected to result in material liability to the Company or any Company Subsidiary, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened in writing and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the Knowledge of the Company, threatened.

(g)            Except as expressly set forth in this Agreement or Section 3.11(g) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions shall (either alone or in connection with the termination of employment or service of any Employee or Non-Employee Service Provider following, or in connection with, the Transactions): (i) entitle any Employee or Non-Employee Service Provider to severance pay or benefits or any increase in severance pay or benefits upon any termination of employment or service with the Company or any Company Subsidiary; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any of the Plans to any Employee or Non-Employee Service Provider; or (iii) limit or restrict the right of the Company or any Company Subsidiary or, after the consummation of the Transactions, Parent, to merge, amend or terminate any of the Plans. None of the Plans in effect immediately prior to the Closing (or any other Contract) would result separately or in the aggregate (including, without limitation, as a result of this Agreement or the Transactions) in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any person for any tax incurred by such person, including under Section 409A or 4999 of the Code.

(h)            Neither the Company nor any Company Subsidiary has commitment (i) to create, incur Liability with respect to or cause to exist any other compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than as required by the terms of the Plans as in effect as of the date hereof or (ii) to modify, change or terminate any Plan, other than a modification, change or termination required by applicable Law.

(i)            With respect to each Plan that is maintained outside of the United States or that provides benefits to Non-Employee Service Providers outside of the United States: (i) the fair market value of the assets of each funded Plan, the liability of each insurer for any Plan funded through insurance or the book reserve established for any Plan, together with any accrued contributions, is sufficient in all material respects to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; (ii) from and after the Closing, Parent and its Subsidiaries shall receive the full benefit of any such funds, accruals or reserves under each Plan; and (iii) each Plan required to be registered with applicable Governmental Authority has been registered and has been maintained in good standing in all material respects.

(j)             The Company has made available to Parent true and complete copies of the Existing Indemnification Agreements.

Section 3.12      Labor and Employment Matters.

(a)            Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement, works council arrangement or other labor union contract applicable to Employees, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union or works council to organize any such Employees. To the Knowledge of the Company, as of the date of this Agreement, there are no material unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Employees. As of the date of this Agreement, there is no strike, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, by or with respect to any employees of the Company or any Company Subsidiary. To the Knowledge of the Company, the consent of, consultation of or the rendering of formal advice by any labor or trade union, works council or any other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions. Neither the Company nor any Company Subsidiary has effectuated a “plant closing” or “mass layoff” as defined in the WARN Act during the one (1)-year period preceding the date hereof.

(b)            Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary are and have been in compliance in all material respects with all Laws relating to the employment of labor, including those related to wages, hours, overtime, worker classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, workers’ compensation, continuation coverage under group health plans, wage payment, collective bargaining and the payment and withholding of Taxes. To the Knowledge of the Company, there is no material charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which is being asserted or is now pending before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any Company Subsidiary has employed or currently employs any person.

(c)            Since January 1, 2022, there have not been any Actions relating to, or material complaints, notices or allegations, in each case, made in writing (or to the Knowledge of the Company, orally), relating to, sex-based discrimination, sexual harassment or sexual misconduct, or breach of any sex-based discrimination, sexual harassment or sexual misconduct policy of the Company or any Company Subsidiary relating to the foregoing, in each case made against any Employee of the Company (in their capacity as such). Neither the Company nor any Company Subsidiaries have entered into any settlement agreement or similar out-of-court or pre-litigation arrangement relating to any of the matters described in this Section 3.12(c).

Section 3.13      Real Property; Title to Assets.

(a)            No member of the Company Group owns any real property, and no member of the Company Group is a party to any Contract to purchase any real property or interest therein.

(b)            Except as would not have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries: (i) has valid, legally binding, leasehold or other interests under all the existing leases, subleases, sub-subleases, licenses or other Contracts granting occupancy rights for the Leased Real Property (collectively, the “Company Leases”), free and clear of all Liens, except Permitted Liens; and (ii) has the right to exclusive possession of each Leased Real Property that is material to the Company Group, taken as a whole. No member of the Company Group has granted any, and to the Company’s Knowledge there are no, options, rights of first refusal, rights of first offer or other similar rights which give any party a right to purchase or acquire any interest of a member of the Company Group in any Leased Real Property or any part thereof.

(c)            Each Company Lease is in full force and effect and is enforceable against the Company and, to the Company’s Knowledge, each other party thereto, in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have a Company Material Adverse Effect, there is no default under any Company Lease either by any member of the Company Group or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by any member of the Company Group thereunder. True, correct and complete copies of each Company Lease and all amendments, modifications and supplements thereto have been made available to Parent.

(d)            Except as would not have a Company Material Adverse Effect, the Company Group has valid title to, or valid leasehold or sublease interests or other comparable Contract rights in or relating to all of the tangible personal property reflected in the Latest Balance Sheet as being owned by the Company Group or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than Permitted Liens.

Section 3.14      Taxes.

(a)            Each member of the Company Group (i) has timely filed (taking into account any extension of time to file granted or obtained) all income and other material Tax Returns required to be filed by them, and such Tax Returns are correct and complete in all material respects and (ii) has timely paid all material amounts of Taxes required to be paid by them (whether or not shown as due on any Tax Return) except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which the Company or the appropriate Company Subsidiary has set aside adequate reserves in accordance with GAAP. All material amounts of Taxes required to have been withheld by any member of the Company Group with respect to amounts paid or owing to any employee, independent contractor, creditor or other third party have been timely withheld and remitted to the applicable Governmental Authority. Since the end of the last period for which each member of the Company Group ordinarily records items on their respective books, no member of the Company Group has engaged in any transaction, or taken any other action, other than in the ordinary course of business consistent with past practice, that would materially impact any Tax liability of any member of the Company Group.

(b)            There are no pending audits, examinations, investigations, refunds, litigation, proposed adjustments or other proceedings by a Governmental Authority in respect of any material Taxes or Tax Returns of any member of the Company Group, and no such audits, examinations, investigations, refunds, litigation, proposed adjustments or other proceedings have been proposed in writing. No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against any member of the Company Group, which deficiency has not been satisfied by payment, settled or been withdrawn or is not being contested in good faith in appropriate proceedings and for which such member of the Company Group has set aside adequate reserves in accordance with GAAP. There are no Liens for Taxes on any of the assets of any member of the Company Group, other than Permitted Liens.

(c)            No member of the Company Group has any liability for the Taxes of another person (i) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) by reason of being a member of an affiliated, consolidated, combined or unitary group (other than a group that solely includes the Company and/or any of the Company Subsidiaries) or (ii) by reason of being party to any Tax sharing, Tax allocation or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes and entered into in the ordinary course of business, or any agreement solely between or among the Company and the Company Subsidiaries).

(d)            No member of the Company Group has received written notice of any claim made by a Governmental Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file a Tax Return, which claim has not been resolved prior to the date hereof, that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction. No member of the Company Group (i) is a resident for Tax purposes in a country outside the United States; or (ii) is subject to income Tax in a country other than the United States, other than Taxes collected by means of withholding.

(e)            No member of the Company Group has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with respect to an assessment or deficiency for Taxes, other than pursuant to extensions of time validly obtained in the ordinary course of business.

(f)             No member of the Company Group was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years.

(g)            No member of the Company Group has participated in any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code, Treasury Regulation Section 1.6011-4 or any similar provision of state or local Law.

(h)            No member of the Company Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income as a result of (i) any change in accounting method initiated by it or any other relevant party on or prior to the Closing Date, (ii) closing agreements pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Law entered into on or prior to the Closing Date, (iii) an installment sale or open transaction arising on or prior to the Closing Date, (iv) a prepaid amount received, or paid, on or prior to the Closing Date outside the ordinary course of business, or (v) deferred gains arising from a transaction on or prior to the Closing Date.

(i)            No member of the Company Group is or will be required to include any material income under Section 965 of the Code.

Section 3.15      Material Contracts.

(a)            Section 3.15(a) of the Company Disclosure Letter sets forth a true and complete list of each of the following types of Contracts (other than any Plans and Excluded Contracts), including all amendments, supplements and modifications, to which a member of the Company Group is a party as of the date of this Agreement (such Contracts required to be set forth in such list, the “Material Contracts”):

(i)            any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that is currently in effect with respect to the Company or any Company Subsidiary that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, or any SEC Reports filed after the date of filing of such Form 10-K until the date hereof;

(ii)            any Contract with a Top Supplier;

(iii)          other than a Contract with a Top Supplier, any other Contract for the purchase of materials, supplies, goods, services, equipment or other assets where (A) annual payments made by a member of the Company Group in the year ended December 31, 2023, or the year ending December 31, 2024, exceeded or is expected to exceed $1,000,000 or (B) the counterparty is a single source supplier and, in each case, is not cancelable without penalty or further payment by the Company and without more than sixty (60) calendar days’ notice;

(iv)          any Contract involving a distributor, partner or reseller of Company Products pursuant to which (A) a member of the Company Group received payments or expects to receive payments in excess of $250,000 in the aggregate during the year ended December 31, 2023, or the year ending December 31, 2024 or (B) such distributor, partner or reseller is located outside of the United States or expects to distribute, resell, market, supply or otherwise provide the Company Products outside of the United States;

(v)           all customer Contracts (including, for the avoidance of doubt, Contracts with group purchasing organizations and integrated delivery networks) with actual or expected annual revenues for the year ended December 31, 2023, or the year ending December 31, 2024, in excess of $1,500,000;

(vi)          all Company IP Agreements that concern the licensing of, or other similar permission to use, Intellectual Property, including any Company IP Agreements that are material to any of the Company Products;

(vii)         any Contract containing any non-compete, right of first offer or negotiation, or right of first refusal provision or any similarly restrictive provision with respect to any line of business, person, property or geographic area that limits the business of the Company or any Affiliate of the Company;

(viii)        any Contract (A) obligating the Company or any Affiliate of the Company to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party, or granting any person “most favored nation” or similar status (including similar preferred pricing rights) with respect to the Company Products or (B) under which any person has been granted the right to manufacture, sell, market or distribute any Company Product on an exclusive basis to any person or group of persons or in any geographical area;

(ix)          (A) all joint venture and partnership Contracts and (B) all Contracts that provide for, relate to or involve any sharing of revenues, profits or losses with one or more persons;

(x)            any Contract relating to the disposition or acquisition by the Company or any Company Subsidiary of any business or any corporation, partnership, association or other business organization or operating division thereof (including, in each case, the disposition or acquisition of a material amount of assets or Equity Interests thereof) that contains any material ongoing obligations (including indemnification, “earn-outs,” milestone payments or other similar contingent payments by or to the Company or any Company Subsidiary for the deferred purchase price where such contingent payments remain to be paid);

(xi)           all Company Leases;

(xii)          any Contract involving commitments to make capital expenditures or to contract, purchase or sell assets involving $250,000 or more individually in any calendar year;

(xiii)         any Contract containing any “take or pay”, minimum commitments or similar provisions which, in each case, is expected to involve payments (including penalty or deficiency payments) by a member of the Company Group in excess of $250,000 and is not cancellable without penalty or further payment by the Company and without more than thirty (30) calendar days’ notice;

(xiv)         each settlement agreement entered into since January 1, 2021, (A) with a Governmental Authority that imposes material ongoing obligations or restrictions on a member of the Company Group, (B) that requires a member of the Company Group to pay more than $250,000 in excess of insurance coverage after the date of this Agreement or (C) that imposes any material restrictions on the business of a member of the Company Group after the date of this Agreement;

(xv)          all Contracts to which the Company or any of the Company Subsidiaries is a party relating to any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or transactions, and any related credit support, collateral, transportation or other similar Contracts related to such transactions or any other derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133;

(xvi)        all loan agreements, credit agreements, notes, debentures, bonds, mortgages, indentures and other Contracts pursuant to which any indebtedness for borrowed money of the Company or any of the Company Subsidiaries is outstanding or may be incurred and all guarantees of or by the Company or any of the Company Subsidiaries of any indebtedness for borrowed money of any other person (except for any intercompany indebtedness among the Company and any wholly owned Company Subsidiaries);

(xvii)        any Contract containing any royalty, dividend, milestone payment or similar contingent payment arrangement based on the revenues or profits of the Company or any of the Company Subsidiaries;

(xviii)      any Contract (1) that relates to the research, testing, clinical trial, development, commercialization, manufacture, marketing, importation, exportation, sale, distribution, supply or license of any Company Product, including Contracts with contract manufacturing organizations or contract research organizations, or (2) under which clinical, pre-clinical or non-clinical data relating to any Company Product is or may be generated, and in each case that is material to the Company’s business;

(xix)         any Contract with a Governmental Authority (other than any customer Contract with actual or expected annual revenues for the year ended December 31, 2024, or the year ending December 31, 2024, below $500,000);

(xx)          any Contract the primary purpose of which is the indemnification of any other person with respect to any material liabilities relating to any current or former business of the Company (other than indemnification obligations of the Company pursuant to the provisions of a Contract entered into in the ordinary course of business); and

(xxi)         any Contract containing an employee non-solicitation or no-hire provision binding to any member of the Company Group that has been entered into outside of the ordinary course of business.

(b)            True, correct and complete copies of each Material Contract have been made available to Parent. Each Material Contract is valid, binding and in full force and effect with respect to the member of the Company Group party thereto and, to the Knowledge of the Company, each other party thereto, in each case, subject to the Enforceability Exceptions. As of the date of this Agreement, no member of the Company Group has received any written claim of material breach or material default under or cancellation of any Material Contract which remains unresolved as of the date of this Agreement, and, to the Knowledge of the Company, no member of the Company Group is in material breach or violation of, or material default under, any Material Contract. To the Knowledge of the Company, (i) as of the date of this Agreement, no other party is in material breach or material violation of, or default under, any Material Contract, (ii) as of the date of this Agreement, no material disagreements or disputes exist under any Material Contract and (iii)  no member of the Company Group has received, since January 1, 2021, any written notice from any person that such person intends to terminate or not renew any Material Contract in each such case, except such breaches, violations, defaults, disagreements, disputes, terminations or non-renewals that would not be material to the Company Group as a whole.

Section 3.16      Insurance. Each member of the Company Group maintains insurance policies (including cybersecurity insurance policies) with reputable insurance carriers or maintains self-insurance practices against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except as would not have a Company Material Adverse Effect, each insurance policy related to the Company’s business is, as of the date of this Agreement, legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect and all premiums due and payable thereon have been paid. No member of the Company Group is in material breach or material default under any such insurance policy, and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach or material default, or permit termination or modification, under such policy, and no notice of cancellation or termination has been received with respect to any such party. As of the date of this Agreement, no member of the Company Group has received any written notice regarding any invalidation or cancellation of any such insurance policy that has not been renewed in the ordinary course without any lapse in coverage. Since January 1, 2021 and until the date of this Agreement, (i) there have been no material claims pending under any of the Company’s insurance policies and, to the Knowledge of the Company, no event has occurred that is reasonably expected to give rise to a material insurance claim, and (ii) there was no claim under any of the Company’s insurance policies as to which coverage was questioned, denied or disputed by the underwriters of such policies, except as would not be material to the Company Group, taken as a whole.

Section 3.17      Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a)            the Company and each Company Subsidiary is, and since January 1, 2021, has been, in compliance with all applicable Environmental Laws;

(b)           the Company and the Company Subsidiaries possess all permits and approvals issued pursuant to any applicable Law or Company Permit relating to pollution or the protection of the environment or, as such relates to exposure of Hazardous Materials, to health and safety, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Toxic Substances Control Act, the Hazardous Materials Transportation Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Emergency Planning and Community Right-to-Know Act and any similar U.S. federal, foreign, state or local Law or(collectively, the “Environmental Laws”) that are required to conduct the business of the Company Group, and is, and has been since January 1, 2021, in compliance with all such permits and approvals;

(c)            no releases of (i) any chemicals, contaminants, wastes, petroleum products or byproducts, radioactive materials, asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous” or “toxic” substance, material, or waste, or as a “pollutant” or “contaminant”, or analogous terminology under any applicable Environmental Law, or as such relates to exposure to Hazardous Materials, to health and safety (“Hazardous Materials”), including ethylene oxide or per- or polyfluoroalkyl substances, have occurred at, on, from or under any real property owned, leased or operated by any member of the Company Group or any third-party sites to which any member of the Company Group has sent any materials or wastes for disposal, treatment, storage, processing, recycling or other handling; and

(d)            no member of the Company Group has received any written claim or notice, Action or Order from any Governmental Authority or person alleging that a member of the Company Group is or may be in violation of, or has any liability under, any Environmental Law.

Section 3.18      Intellectual Property.

(a)            Section 3.18(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of (i) all Registered Owned Intellectual Property and Registered Licensed Intellectual Property, indicating for each such item, as applicable, the application and registration or grant or issue number, date, relevant jurisdiction, status (such as pending, granted, abandoned or withdrawn), expiry date and the identity of the current applicant or registered owner and (ii) unregistered Owned Intellectual Property (including any proprietary Software) that is material to the business of the Company or any Company Subsidiary.

(b)            Except as would not have a Company Material Adverse Effect, the operation of the business of the Company and each Company Subsidiary, the use of the Company Intellectual Property and the development, manufacture, use, marketing, licensing, distribution, sale, offer for sale, import, export and other exploitation of any Company Product in connection therewith, does not conflict with, infringe, misappropriate, dilute or otherwise violate, and has not in the past six (6) years, conflicted with, infringed, misappropriated, diluted or otherwise violated, the Intellectual Property rights of any third party, and no Actions are pending or, to the Knowledge of the Company, threatened in writing against the Company or a Company Subsidiary alleging any of the foregoing or concerning the Company Intellectual Property. To the Knowledge of the Company, no person has, in the past six (6) years, engaged in or is engaging in any activity that conflicts with, infringes, misappropriates, dilutes or otherwise violates any Company Intellectual Property and neither the Company nor any Company Subsidiary has brought or threatened any Action in connection with the foregoing.

(c)            Except as would not have a Company Material Adverse Effect, the Company Intellectual Property includes all the Intellectual Property used or held for use in or necessary for the operation of the business of the Company or any Company Subsidiary, or the development, use, manufacture, marketing, distribution, import, export, sale or other exploitation of any Company Products by or on behalf of the Company or any Company Subsidiary, and there is no Intellectual Property other than the Company Intellectual Property that is used or held for use in or necessary for the operation of the business of the Company or any Company Subsidiary or the development, use, manufacture, marketing, distribution, import, export, sale or other exploitation of any Company Products by or on behalf of the Company or any Company Subsidiary. Except as would not have a Company Material Adverse Effect, (i) the Company or a Company Subsidiary is the sole and exclusive, and with respect to the Registered Owned Intellectual Property, properly executed and duly recorded, owner of the entire right, title and interest in and to each item of the Owned Intellectual Property; (ii) each member of the Company Group has a valid license to use the Licensed Intellectual Property used in connection with its business as currently conducted and as currently contemplated to be conducted, subject only to the terms of the applicable Company IP Agreement(s); and (iii) the Owned Intellectual Property is not subject to any agreement or regulation that restricts in any material respect its use, disclosure, licensing or transfer by the Company or any Company Subsidiary. Each item of Owned Intellectual Property is free and clear of all Liens (other than Permitted Liens). Neither the execution of this Agreement nor the consummation of the Transactions will result in, pursuant to any Contract to which the Company or any Company Subsidiary is a party: (A) the loss or impairment of the Company’s or any Company Subsidiary’s right to own, license, sell or use any material Company Intellectual Property or material Systems; (B) the payment of any additional consideration (including increased royalty payment terms) for the Company’s or any Company Subsidiary’s right to own, license, sell or use any material Company Intellectual Property or material Systems; (C) a breach of any Company IP Agreement in any material respect, or (D) the release, disclosure or delivery of any material Company Intellectual Property by any escrow agent or to any other person. Except as would not have a Company Material Adverse Effect, (x) no inequitable conduct, on-sale bar or public use or improper disclosure activity or violation has been engaged in or committed with respect to any Owned Intellectual Property or, to the Knowledge of the Company, any Licensed Intellectual Property, or in the prosecution of any patent applications or patents in any Owned Intellectual Property or, to the Knowledge of the Company, Licensed Intellectual Property and (y) no information was withheld from any entity requiring disclosure of such information during prosecution of any patent applications or patents in any Owned Intellectual Property or, to the Knowledge of the Company, Licensed Intellectual Property.

(d)            The Registered Owned Intellectual Property and, to the Knowledge of the Company, the Registered Licensed Intellectual Property, are (i) subsisting and, with respect to issued patents and registered trademarks, valid and enforceable, (ii) currently in compliance in all material respects with any and all formal applicable legal requirements necessary to maintain the validity and enforceability thereof and, with respect to the Registered Owned Intellectual Property, record and perfect the Company’s or a Company Subsidiary’s interest therein and the chain of title thereof, and all filings, payments and other actions required to be made or taken to maintain or, in the case of accidental abandonment, revive, each item of Registered Owned Intellectual Property and, to the Knowledge of the Company, Registered Licensed Intellectual Property, in full force and effect have been made or taken by the applicable deadline (other than items abandoned or permitted to lapse in the ordinary course of business) and (iii) not subject to any outstanding Order or Contract that would impair the validity or enforceability thereof, in each case of the foregoing clauses (i) through (iii), except as would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, there is no basis or argument in fact or in Law from which one might reasonably infer that any of the issued patents or registered trademarks included in the Owned Intellectual Property or, to the Knowledge of the Company, Licensed Intellectual Property is invalid or unenforceable (including by reason of misjoinder or nonjoinder of inventors). No Actions are pending or, to the Knowledge of the Company, threatened in writing against the Company or a Company Subsidiary, based upon or challenging or seeking to deny or restrict the use by the Company or any Company Subsidiary of any of the Company Intellectual Property, or the ownership, registrability, validity, patentability, scope or enforceability of any Owned Intellectual Property or, to the Knowledge of the Company, any Licensed Intellectual Property, except for ordinary course proceedings in connection with the examination of patents or trademarks by the United States Patent and Trademark Office or any foreign equivalent thereof or as would not have a Company Material Adverse Effect.

(e)            Except as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is obligated to provide any consideration (whether financial or otherwise, or whether ongoing, outstanding or contingent), or account to any former or current employee or third party, with respect to any exercise of rights by the Company or any Company Subsidiary, or any successor thereto, in any Company Intellectual Property, or with respect to the manufacture, use, sale, import, export or other exploitation of the Company Products or operation of the business of the Company or any Company Subsidiary.

(f)            Except as would not have a Company Material Adverse Effect: (i) the Company and each Company Subsidiary has complied with all applicable notice and marking requirements for, and none of the labels or other packaging or marketing materials with respect to any Company Product contains any false, inaccurate or incorrect marking for, Registered Owned Intellectual Property and Registered Licensed Intellectual Property; (ii) no Governmental Authority or academic or medical institution or consortium has provided any funding, facilities or personnel for the development or creation of, or has any claim of right to, ownership of or other Lien on, any Owned Intellectual Property, or, to the Knowledge of the Company, any Licensed Intellectual Property rights used, or held for use, by the Company or any Company Subsidiary; (iii) there is no prohibition or restriction by any Governmental Authority (including no assignment, grant back, license, “march-in” or other rights) on the use of any Owned Intellectual Property or, to the Knowledge of the Company, any Licensed Intellectual Property or on the conduct of the business by the Company or any Company Subsidiary or on the use of the Company Products, in any jurisdiction, or on the export or import of any of the Owned Intellectual Property or, to the Knowledge of the Company, the Licensed Intellectual Property from or to any jurisdiction; and (iv) neither the Company nor any Company Subsidiary has participated in any standards-setting activities or joined any standards setting, Intellectual Property sharing, or similar organization that would reasonably be expected to adversely affect the proprietary nature of any Company Intellectual Property or restrict the ability of the Company or any Company Subsidiary to enforce, license or exclude others from using any Owned Intellectual Property or, to the Knowledge of the Company, any Licensed Intellectual Property.

(g)            Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary have taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of the trade secrets and other material confidential Intellectual Property used or held for use in connection with its business. There has been no unauthorized use or disclosure or misappropriation of any trade secrets or other confidential Intellectual Property used or held for use in connection with the business of the Company or any Company Subsidiary by any person, and neither the Company nor any Company Subsidiary has disclosed any trade secrets or other confidential Intellectual Property to any person other than pursuant to appropriate written agreements that require such trade secrets or other confidential Intellectual Property to be kept confidential and contain appropriate safeguards against the unauthorized use or disclosure thereof, in each case, except in each case as would not have a Company Material Adverse Effect.

(h)            No current or former employee, consultant, independent contractor or agent of the Company or a Company Subsidiary (i) has misappropriated any trade secrets or other confidential Intellectual Property of any other person in the course of performance as an employee, consultant, independent contractor or agent of the Company or such Company Subsidiary or (ii) is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement to which any member of the Company Group is a party or, to the Knowledge of the Company, any other Contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property, in each case, except as would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, all persons (including current and former employees, contractors and consultants) who participated in conceiving, developing, modifying, improving or creating any Owned Intellectual Property for the Company or any Company Subsidiary, or, with respect to employees, relating to the business of the Company or any Company Subsidiary, have executed valid and enforceable written Contracts (A) providing for the non-disclosure by such person of any confidential information or trade secrets and (B) providing for the assignment (by way of a present grant of assignment) by such person to the Company or the applicable Company Subsidiary of any Intellectual Property arising out of and in the scope of such person’s employment or engagement with the Company or the applicable Company Subsidiary. Except as would not have a Company Material Adverse Effect, no current or former employee, contractor or consultant has any rights to, and neither the Company nor any Company Subsidiary has any obligation to account for, inventor reward or remuneration amounts paid, unpaid or payable, for contributions to any Owned Intellectual Property.

(i)             Section 3.18(i) of the Company Disclosure Letter contains a true and complete list of all code that is incorporated into any Company Product or used in the development of any Company Product that is, in whole or in part, subject to the provisions of any license to Publicly Available Software, setting forth for each such item (i) all licenses and similar agreements pursuant to which any member of the Company Group granted the right to use such code, (ii) the Company Product(s) or System(s) that the code is incorporated into or used in the development of, (iii) whether such code is embedded in, bundled or otherwise distributed with or use to operate any Company Product and, if so, specifying whether such code is embedded, bundled or otherwise distributed in source code or binary form, and (iv) whether such code is used, offered or made available, whether alone or as part of any Company Product, on a hosted or similar basis by any member of the Company Group. Except as would not have a Company Material Adverse Effect, (A) no source code constituting any Software owned by the Company or any Company Subsidiary has been placed in escrow (and neither the Company nor any Company Subsidiary has agreed to, or is otherwise required to, do the foregoing under any circumstance), (B) neither the Company nor any Company Subsidiary has used any Publicly Available Software in a manner (including in any System) that could have a “copyleft” effect or other adverse effect on, or obligate any member of the Company Group to disclose, contribute, distribute, license or otherwise make available to any third party (including the Publicly Available Software community), any Software owned by any member of the Company Group or any other Company Intellectual Property and (C) with respect to any Publicly Available Software that the Company or any Company Subsidiary uses, each member of the Company Group has complied with all applicable licenses with respect thereto and such Software has been used in its entirety without modification.

Section 3.19      Data Privacy and Security.

(a)            Except as would not have a Company Material Adverse Effect, each member of the Company Group is, and at all times since January 1, 2021 has been, in compliance with all applicable privacy and information security obligations to which it is subject, including with respect to the Company Group’s collection, maintenance, transmission, accessing, transfer, storage, use, disclosure, disposal, and other processing (collectively, “Processing”) of Personal Information, under applicable Privacy Laws (including, as applicable, Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”)), Contracts, industry standards (including, as applicable, the Payment Card Industry Data Security Standard), privacy policies or online terms of use (collectively, “Data Protection Requirements”). Except as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, other notices or complaints from any person or Governmental Authority alleging, or been subject to any audits or investigations concerning, any failure to comply with any Data Protection Requirements. Except as would not have a Company Material Adverse Effect, there has been no unauthorized access to, or use or disclosure of, any Personal Information collected, maintained, processed or stored by the Company or any Company Subsidiary. Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries have not, nor to the Knowledge of the Company has any third party Processing Business Data, notified or been required under Data Protection Requirements to notify any Governmental Authority or any other person of a data security breach, Security Incident or violation of any data security policy or Data Protection Requirement pertaining to the business of the Company or any Company Subsidiary.

(b)            Except as would not have a Company Material Adverse Effect, the Systems are adequate for, reasonably maintained and in sufficiently good working condition and performance for the conduct of the business of the Company and each Company Subsidiary as currently conducted and as currently contemplated to be conducted. Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary has implemented and maintained all necessary and appropriate controls, policies, procedures, and safeguards to maintain and protect the confidentiality, integrity and security of the Systems, Personal Information and other Business Data used in connection with their businesses, and there has been no failure, malfunction, breakdown, performance reduction or other adverse event affecting any Systems, nor any unauthorized access to, or use, intrusion, or breach of security of, any Systems, or any other loss, or unauthorized Processing of any Business Data, including Personal Information, in the possession or control of the Company or any Company Subsidiary (each, as “Security Incident”), nor any incidents under internal review or investigations relating to the same. Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary maintains commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities, and is and has been in compliance with all of the Company Group’s policies related to the foregoing. Except as would not have a Company Material Adverse Effect, the Systems are free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines that could permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials.

Section 3.20      Anti-Corruption Compliance; Sanctions.

(a)            Since January 1, 2021, no member of the Company Group, or, to the Knowledge of the Company, any former or current director, officer, agent, employee, partner or Affiliate of a member of the Company Group, is aware of or has taken any action, directly or indirectly, that has resulted or would result in: (i) a violation by any such person of any Anti-Corruption Laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of any Anti-Corruption Laws; (ii) a violation by any such person of any other applicable Anti-Corruption Laws; or (iii) a violation of, or operation in non-compliance with, any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws.

(b)            Since January 1, 2021, each member of the Company Group has conducted its businesses in compliance in all material respects with (i) the FCPA and any other applicable Anti-Corruption Laws and has retained, and continues to retain, accurate books and records and has instituted and continues to maintain policies and procedures reasonably designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith, and (ii) (A) all Laws relating to United States export controls and (B) anti-boycott prohibitions promulgated pursuant to the Export Administration Act of 1979, as amended, and regulations promulgated thereunder.

(c)            Without limiting the generality of the foregoing, since January 1, 2021, each member of the Company Group, and, to the Knowledge of the Company, each of their respective officers and employees and directors, acting in their capacity as such, is in compliance in all material respects with all applicable Laws relating to its lobbying activities and campaign contributions, if any, and all filings required to be made under applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority.

(d)            Neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any of their respective officers, directors or employees, nor any agent or other third party representative acting on behalf of the Company or any of the Company Subsidiaries is currently, or has been since January 1, 2021: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iv) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws or U.S. anti-boycott applicable Laws (collectively, “Trade Control Laws”).

(e)            Since January 1, 2021, neither the Company nor any of the Company Subsidiaries has: (i) received from any Governmental Authority or any person any written notice, inquiry or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of the preceding clauses (i) through (iii), concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws or Trade Control Laws.

Section 3.21      Regulatory Matters.

(a)            The Company and each Company Subsidiary holds, and is operating in material compliance with, such material Permits of the FDA and any other Governmental Authority with authority to administer Healthcare Laws (“Regulatory Authorities”) required for the conduct of their business as currently conducted (collectively, the “Regulatory Permits”). The Company and each Company Subsidiary has fulfilled and performed all of their material obligations with respect to the Regulatory Permits, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any such Regulatory Permit. The Company, each Company Subsidiary, and the Company Products are and since January 1, 2021 have been in compliance in all material respects with all applicable Laws, including all applicable Healthcare Laws. Since January 1, 2021, none of the Company or any Company Subsidiary has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA or other Regulatory Authority alleging that any operation or activity of the Company is in violation of any applicable Healthcare Laws. Neither the Company or any Company Subsidiary is or, since January 1, 2021, has been subject to any corporate integrity agreement (or its functional equivalent), plea agreement, deferred or non-prosecution agreement, consent decree, or other agreement or settlement with any Governmental Authority with respect to any actual or alleged violation of any Healthcare Law, nor does the Company or any Company Subsidiary otherwise has any continuing reporting obligations pursuant to any such agreement or settlement with any Governmental Authority.

(b)            All preclinical and clinical investigations sponsored by or on behalf of a member of the Company Group with respect to any Company Product and intended to support a Regulatory Permit are being, and since January 1, 2021, have been, conducted in material compliance with applicable Healthcare Laws and other applicable Laws, including Good Clinical Practices requirements. Except as would not have a Company Material Adverse Effect, none of the members of the Company Group has received any written notices or other correspondence from the FDA or any other applicable Governmental Authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material restriction of such studies or tests.

(c)            No action has been taken by any Governmental Authority or, to the Knowledge of the Company, is in the process of being taken that would slow, halt or enjoin the manufacturing of the Company Products or the operation of the business of the Company Group or subject the manufacturing of the Company Products or a member of the Company to regulatory enforcement action.

(d)            All applications, notifications, submissions, information, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Regulatory Permit from Regulatory Authorities relating to the Company, a Company Subsidiary, their business and the Company Products, when submitted to the FDA or other Regulatory Authority were true, complete, and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Regulatory Authority. Since January 1, 2021, and with respect to Company Products, each member of the Company Group and, to the Knowledge of the Company, each of their respective contractors and agents (to the extent applicable and in their respective performance of services for or on behalf of a member of the Company Group) have submitted to FDA, Notified Bodies and all other applicable Governmental Authorities, institutional review boards, or accreditation bodies, all Permits, notices, filings and annual or other reports and information as required by applicable Law, including medical device reports or similar adverse event reports and product deviation reports, related to the development, manufacture, testing, storage, handling, labeling, packaging, sale, marketing, promotion, distribution, import or export of the Company Products. Since January 1, 2021, the Company Products, where required, are being and have been marketed under and consistent with valid 510(k) clearances or other marketing authorizations or Permits exclusively owned and held by a member of the Company Group. In each case since January 1, 2021, in circumstances where the Company has determined that 510(k) clearance or other marketing authorization or Permit is not required with respect to any Company Product, the Company has marketed such Company Product in material compliance with all applicable Laws and has not taken any action in violation of any applicable Laws or Permit.

(e)            Since January 1, 2021, all manufacturing operations for the Company Products conducted by or on behalf of a member of the Company Group have been and are being conducted in material compliance with applicable Health Care Laws, including the QSR and any other requirements of the FDA, Notified Bodies and any other Governmental Authority, and the Company Products are not, and since January 1, 2021 have not been adulterated within the meaning of 21 U.S.C. § 351 or misbranded within the meaning of 21 U.S.C. § 352. Since January 1, 2021, no member of the Company Group or, to the Knowledge of the Company, none of the officers, employees, contractors or agents of a member of the Company Group (in their respective performance of services for or on behalf of a member of the Company Group) have received from the FDA or any other Governmental Authority, institutional review board or accreditation body any written notice of any material violation of any Law concerning any Company Product, adverse inspection findings, finding of deficiency or non-compliance, penalty for corrective or remedial action, FDA warning letter or untitled letters, FDA Form 483 notice, OAI establishment inspection report, regulatory letters, safety alert, stop sale/importation letters, notices of violations, import refusals, Section 305 criminal proceeding notices under the FDCA, prosecution notices or other similar communication from the FDA or any other Governmental Authority, or other similar compliance or enforcement action, including with respect to the ownership, development, testing, manufacturing, operation, storage, distribution, warehousing, packaging, labeling, handling, sale, promotion or marketing of the Company Products.

(f)             There have been no seizures conducted or, to the Knowledge of the Company, threatened by the FDA or any other Governmental Authority, and since January 1, 2021, neither the Company or any Company Subsidiary has issued any voluntary or mandatory recalls, market withdrawals, field notifications, notifications of misbranding or adulteration, or safety alerts (“Post-Market Action”), and no Post-Market Action is pending or, to the Knowledge of the Company, threatened by the FDA or any other Governmental Authority, relating to the Company Products. To the Knowledge of the Company, there is no material act, omission, event or circumstance relating to the activities of a member of the Company Group, or any officers or employees of a member of the Company Group, or their conduct, or the Company Products, that would reasonably be expected to (i) cause a Post-Market Action, or require suspension or additional approvals, clearances, or other Permits for the continued sale and marketing of any Company Products, (ii) require a material change in the manufacturing, marketing classification, labeling or intended use of any such Company Products, (iii) require the termination or suspension of marketing or sale of any such Company Products or (iv) give rise to or lead to any Action, complaint, inspection, notice, demand letter, warning or untitled letter, request for information or any associated liability with regard to the Company Products.

(g)            No member of the Company Group or, to the Knowledge of the Company, any officer, employee, contractor or agent of a member of the Company Group (in their respective performance of services for or on behalf of a member of the Company Group) is the subject of any pending Action or, to the Knowledge of the Company, any ongoing investigation or inquiry or have received any notice of any actual investigation, inquiry, for cause inspection or audit or other Action by FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”) and any amendments thereto, or by any other similar Governmental Authority pursuant to any similar policy, or concerning allegations of a violation by a member of the Company Group or any officers, employees, contractors or agents of a member of the Company Group of any Healthcare Laws, nor has a member of the Company Group or, to the Knowledge of the Company, any officer, employee, contractor or agent of a member of the Company Group committed any prohibited act, or made any material false statement or failed to make any statement of material fact required to be disclosed that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or other similar Governmental Authority to invoke a similar policy. No member of the Company Group or, to the Knowledge of the Company, any officer, employee, contractor or agent of a member of the Company Group has knowingly made any false statements of material fact on, or material omissions from, any notifications, applications, approvals, reports and other submissions to a Governmental Authority relating to any Company Product or has voluntarily disclosed any violations of Laws related to any Company Product.

(h)            To the Knowledge of the Company, no member of the Company Group has been or is currently engaged in any conduct that would reasonably be expected to lead to being suspended, disqualified, debarred, convicted or excluded from participating in, or bidding on contracts with, any Governmental Authority or private third party health care program, pursuant to the Department of Health and Human Services Office of Inspector General’s exclusion authority under 42 U.S.C. § 1320a-7(a), as implemented at 42 C.F.R. §§ 1001.101, 1001.201 or FDA’s suspension and debarment authority under 21 U.S.C. § 335a, and, to the Knowledge of the Company, no such suspension, disqualification, debarment or exclusion has been initiated or threatened in writing.

(i)             Since January 1, 2021, no member of the Company Group has promoted, marketed or sold Company Products for any uses other than the uses cleared or approved by the FDA or other Governmental Authority unless exempt under applicable Law.

Section 3.22      Products Liability. Since January 1, 2021, all Company Products and all services or merchandise related thereto have been manufactured, marketed, promoted, sold and delivered in material conformity with all applicable Laws, contractual commitments and express and implied warranties, in each case, in all material respects. There are no existing or, to the Knowledge of the Company, threatened, material claims against a member of the Company Group related to a Company Product or any services or merchandise related thereto which are defective or fail to meet any requirements of applicable Laws, material contractual commitments or express and implied warranties.

Section 3.23      Suppliers and Manufacturers. Section 3.23 of the Company Disclosure Letter sets forth a true, correct and complete list of the top 10 suppliers and third-party manufacturers (the “Top Suppliers”) by the aggregate amounts paid by the Company and the Company Subsidiaries during the 12 month period ended December 31, 2023 and identifies the Top Suppliers that are single-source suppliers, if any. Since December 31, 2023, (a) there has been no termination of the business relationship of the Company or the Company Subsidiaries with any Top Supplier, (b) there has been no material change in the material terms of its business relationship with any Top Supplier adverse to the Company or the Company Subsidiaries, (c) no Top Supplier has notified the Company or any of the Company Subsidiaries that it intends to terminate or change the pricing or other terms of its business in any material respect adverse to the Company or the Company Subsidiaries and (d) there has been no material delay by any Top Supplier in providing services, products or materials to the Company or the Company Subsidiaries and no Top Supplier has notified the Company or any of the Company Subsidiaries that such Top Supplier will be unable to provide services, products or materials on a timely basis. Since January 1, 2021 through the date of this Agreement, no Top Supplier has notified the Company or any of the Company Subsidiaries that any Top Supplier has had any part of its supply of products that are necessary for the Company to manufacture Company Products (as manufactured as of the date of this Agreement) discontinued in a manner that is material to the Company.

Section 3.24      Affiliate Transactions.

(a)            As of the date of this Agreement, there are no Contracts between (i) the Company or the Company Subsidiaries, on the one hand, and (ii) any of the Company’s Affiliates, on the other hand, that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the Securities Act (each an “Affiliate Transaction”).

Section 3.25      Board Approvals; Vote Required.

(a)            The Company Board, by resolutions duly adopted at a meeting duly called and held, unanimously (i) determined that this Agreement, the Merger and the other Transactions to be consummated by the Company, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) duly authorized and approved the execution, delivery and performance by the Company of the Transactions to be consummated by it, including the Merger, (iii) resolved, subject to Section 6.03(e), to recommend adoption of this Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”) and (iv) directed that the adoption of this Agreement be submitted to a vote of the Company’s stockholders.

(b)            Assuming the accuracy of the representations and warranties in Section 4.04, the affirmative vote of the holders of a majority of all outstanding shares of Company Common Stock to adopt this Agreement (the “Company Stockholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock or other securities necessary to approve this Agreement and consummate the Merger.

Section 3.26     Takeover Laws. Assuming the accuracy of the representations and warranties in Section 4.04, as of the date of this Agreement, other than the HSR Act, no other “fair price”, “moratorium”, “control share acquisition”, “interested stockholder” or other anti-takeover Law (including Section 203 of the DGCL), or any comparable anti-takeover provisions of the Company Charter or the Company Bylaws, would reasonably be expected to restrict or prohibit the execution of this Agreement, each party performing its obligations hereunder or the consummation of the Transactions. The Company has no “rights plan”, “rights agreement” or “poison pill” in effect.

Section 3.27     Opinion of Financial Advisor. BofA Securities, Inc. (“BofA Securities”) has delivered to the Company Board its oral opinion, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Shares (other than Excluded Shares) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. As of the date of this Agreement, BofA Securities’ opinion has not been withdrawn, revoked or modified. Promptly following the execution of this Agreement, the Company shall deliver or make available to Parent a copy of BofA Securities’ opinion for informational purposes only.

Section 3.28      Brokers. No broker, finder or investment banker (other than BofA Securities) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. On or prior to the date of this Agreement, the Company has made available to Parent an unredacted copy of the engagement letter or other agreement, in each case, as amended or modified, between the Company and BofA Securities.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01      Corporate Organization. Each of Parent and Merger Sub is a corporation, in each case, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so validly existing and in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions.

Section 4.02      Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions to be consummated by it. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions to be consummated by them have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions to be consummated by them (subject, in the case of the Merger, to the adoption of this Agreement by the sole stockholder of Merger Sub and the filing and effectiveness of the Certificate of Merger). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03      No Conflict; Required Filings and Consents; Agreements.

(a)            The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the certificate of incorporation or by-laws of Parent or Merger Sub, (ii) assuming that all waiting period terminations or expirations, consents, approvals and other authorizations described in Section 4.03(b) have been obtained and that all filings and other actions described in Section 4.03(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement.

(b)            The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder (including, but not limited to, the filing with the SEC of the Proxy Statement), (ii) any filings required under the rules and regulations of Nasdaq or the NYSE, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) the premerger notification and waiting period requirements of the HSR Act and such other Antitrust Laws or Foreign Investment Laws set forth on Section 3.05(b) of the Company Disclosure Letter and (v) when the failure to obtain such consent, approval, authorization or permit of, or to make such filing with or notification to, any Governmental Authority would not, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions.

Section 4.04      Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries (including Merger Sub) or “affiliates” or “associate” (as such terms are defined in Section 203 of the DGCL) thereof, is, and at no time during the three (3) years prior to the date of this Agreement has any of them been, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL). Neither Parent nor any of its Subsidiaries (including Merger Sub), nor any of their Affiliates, owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company.

Section 4.05      Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would reasonably be expected to prevent or materially delay the consummation of any of the Transactions. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority, that would or seeks to prevent or materially delay the consummation of any of the Transactions.

Section 4.06      TCAR. Other than the Transactions, neither Parent nor any of its Affiliates (i) is conducting any research, development or efforts to commercialize a transcarotid artery revascularization (TCAR) procedure; (ii) is presently pursuing any acquisition or license of third-party assets, with respect to a transcarotid artery revascularization (TCAR) procedure (including through an acquisition of an entity); or (iii) has, within the past 12 months, terminated, suspended, or otherwise deprioritized the research, development, or commercialization of a transcarotid artery revascularization (TCAR) procedure.

Section 4.07      Operations of Merger Sub. Merger Sub is a wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities prior to the date of this Agreement and has conducted its operations only as contemplated by this Agreement.

Section 4.08      Sufficient Funds. Parent and Merger Sub will have available to them at the Effective Time sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Merger and the Transactions to be consummated by them. Parent’s and Merger Sub’s obligations under this Agreement are not subject to any conditions regarding Parent’s or Merger Sub’s ability to obtain financing for the consummation of the Merger or the other Transactions to be consummated by Parent or Merger Sub.

Section 4.09      Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder, investment banker, agent or other person in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates, all of which fees or commissions, if any, will be paid by Parent.

Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01      Conduct of Business by the Company Pending the Merger.

(a)            The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except (i) as required by applicable Law, (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as expressly required or permitted by any other provision of this Agreement or (iv) as set forth in Section 5.01 of the Company Disclosure Letter, the Company shall, and shall cause the Company Subsidiaries to use reasonable best efforts to: (A) conduct the businesses of the Company Group only in the ordinary course of business consistent with past practices and (B) (1) preserve substantially intact the current business organization, material assets and material properties of the Company Group, (2) keep available the services of its current executive officers and key employees (other than for cause), (3) maintain in effect all necessary licenses, permits, consents, franchises and approvals and authorizations, and (4) maintain its current relationships of the Company Group with any persons with which the Company Group has material business relations and with Governmental Authorities that have jurisdiction over its business and operations.

(b)            Except as expressly required or permitted by any other provision of this Agreement, as set forth in Section 5.01 of the Company Disclosure Letter or as required by applicable Law, neither the Company nor any Company Subsidiary shall, during the Pre-Closing Period, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)            amend or otherwise change its certificate of incorporation, by-laws or other similar organizational documents (including the Company Charter and the Company Bylaws);

(ii)            issue, grant, sell, dispose of, encumber or authorize such issuance, sale, disposition or encumbrance of, any Equity Interests of the Company or any Company Subsidiary (except for the issuance or withholding of Shares (A) issuable pursuant to Company Options, Company RSUs or Company PSUs that are outstanding on the date of this Agreement pursuant to the terms of the applicable Company Options, Company RSUs and Company PSUs as in effect immediately prior to the date of this Agreement, (B) issuable pursuant to Company Options, Company RSUs or Company PSUs granted after the date of this Agreement in accordance with the terms hereof and (C) issuance of Shares under the Company ESPP);

(iii)          declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of Equity Interests of the Company or any Company Subsidiary, except for dividends or other distributions by any direct or indirect wholly owned Company Subsidiary to the Company or any other direct or indirect wholly owned Company Subsidiary;

(iv)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Equity Interests of the Company or any Company Subsidiary, except in connection with any net exercise, net settlement or “sell to cover” transaction with respect to any Company Options, Company RSUs or Company PSUs, or to satisfy Tax obligations with respect to the vesting, settlement or exercise of any Company Options, Company RSUs or Company PSUs;

(v)           sell, transfer, lease, sublease, license, mortgage, pledge, encumber, allow to lapse, assign, abandon, disclaim, dedicate to the public, incur any Lien on (other than a Permitted Lien) or otherwise dispose of, or authorize any of the foregoing with respect to, any of its material properties, assets, licenses, operations, rights, businesses or interests therein (but not including Contracts, which are the subject of Section 5.01(b)(viii)), or Intellectual Property, which is the subject of Section 5.01(b)(xix)) except (A) pursuant to Contracts or Company Leases in force on the date of this Agreement or entered into after the date of this Agreement in compliance with this Agreement, (B) such dispositions of assets no longer used in the ordinary course of business of the Company’s or the applicable Company Subsidiary’s business as conducted as of the date of this Agreement, (C) such dispositions among the Company and the Company Subsidiaries or (D) sales of Company Products in the ordinary course of business consistent with past practice;

(vi)          acquire (including by amalgamation, merger, consolidation or acquisition of Equity Interests or assets or any other business combination) (A) any company, corporation, partnership, other business organization (or any division thereof), (B) any real property or (C) any other assets in excess of $250,000, individually, or $1,000,000 in the aggregate (other than the acquisition of raw materials, supplies, equipment or inventory (in each case) in the ordinary course of business);

(vii)         (A) repurchase, prepay or incur any indebtedness for borrowed money or issue any debt securities, or issue or sell options, warrants, calls or other rights to acquire any of its debt securities, (B) make any loans, advances or capital contributions to, or investments in, any other person (other than a Company Subsidiary) or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness for borrowed money of another person (other than a guaranty by the Company on behalf of any Company Subsidiary given in the ordinary course of business consistent with past practices or in connection with reimbursements to Employees);

(viii)        enter into, amend, modify, terminate or renew, or assign or waive any material rights or exercise any material option under, any Material Contract (or any other Contract that would be deemed a Material Contract if it had been entered into prior to the date of this Agreement) other than, subject to the other clauses of this Section 5.01(b), (A) in the ordinary course of business consistent with past practices, (B) as a result of the expiration or non-renewal of any such Material Contract in accordance with its terms as in effect on the date of this Agreement or (C) other than Company Leases, any renewal in the ordinary course of business on substantially similar commercial terms of any such Material Contract as in effect on the date of this Agreement (other than commercially reasonable changes in pricing terms, provided that the Company shall consult with Parent regarding any material changes in pricing terms);

(ix)          authorize, or make any commitment with respect to, capital expenditures in any calendar year that in the aggregate exceed the annual capital expenditures budget for 2024 (a copy of which has been set forth in Section 5.01(b)(ix) of the Company Disclosure Letter) of the Company and the Company Subsidiaries, taken as a whole; or, with respect to any capital expenditures not set forth in the annual capital expenditures budget that exceed $250,000 individually or $1,000,000 in the aggregate;

(x)           except as otherwise required under any Plan in effect as of the date hereof, (A) increase the compensation payable or to become payable or the benefits provided to Employee or Non-Employee Service Providers, (B) grant or amend any retention, severance or termination pay to, or enter into any employment, bonus, incentive, equity, change of control or severance agreement with, any Employee or Non-Employee Service Provider, (C) pay any annual bonus or annual incentive compensation in excess of the amount earned based on actual performance in accordance with the applicable Plan, (D) establish, adopt, enter into, terminate or amend any Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, for the benefit of any Employee or Non-Employee Service Provider, (E) loan or advance any money or other property to any Employee or Non-Employee Service Provider or (F) establish, adopt, enter into or amend any collective bargaining agreement or similar labor agreement;

(xi)          hire or terminate (other than for cause) the employment of any Employee (or any individual who would be an Employee if employed on the date hereof), other than Employees below the level of vice president in the ordinary course of business;

(xii)         voluntarily accelerate the lapse of restriction, achievement of performance or vesting of any equity or equity-based awards as a result of the Merger, except as expressly provided in this Agreement;

(xiii)        voluntarily fail to maintain in full force and effect the existing insurance policies (or replacement or revised policies with substantially comparable terms and conditions that provide insurance coverage in a manner consistent with past practices) covering the Company and the Company Subsidiaries and their respective material properties, assets and businesses;

(xiv)        voluntarily terminate, suspend, modify or otherwise take any step to limit the effectiveness or validity of as valid and in full force and effect, any material Company Permit;

(xv)         (A) settle (or propose to settle) any Action, other than (1) settlements for monetary damages (net of insurance proceeds) involving not more than $500,000 individually and that do not (x)  impose any actions or restrictions (other than de minimis actions or restrictions on the Company) or ongoing royalty or other future payment obligations on the business or operations of the Company Group, or after the Effective Time, Parent or its Subsidiaries or (y) include the admission of wrongdoing by any member of the Company Group and (2) Transaction Litigation, which is the subject of Section 6.11 or (B) settle (or propose to settle) any litigation, investigation or action brought by any Governmental Authority, including by entering into any consent decree or other similar agreement;

(xvi)        (A) change the Company’s financial accounting policies or procedures in effect as of December 31, 2023 in any material respect, other than as required by GAAP or Law (B) write up, write down or write off the book value of any of the Company’s material assets, other than (1) in the ordinary course of business or (2) as may be required by Law or GAAP, as approved by the Company’s independent public accountants;

(xvii)       adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries;

(xviii)      (A) change or adopt (or file a request to change or adopt) any material method of Tax accounting or any annual Tax accounting period, (B) make, change or rescind any material Tax election (any election under Treasury Regulations Section 301.7701-3 considered material for this purpose), (C) file any income or other material Tax Return relating to the Company or any of the Company Subsidiaries that has been prepared in a manner that is inconsistent with past practices, (D) settle or compromise any material claim, investigation, audit or controversy relating to Taxes, (E) surrender any right to claim a material Tax refund, (F) file any amended income or other material Tax Return, (G) enter into any closing agreement with respect to any Tax or (H) waive or extend the statute of limitations with respect to any Tax Return other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business and consistent with past practices;

(xix)         (A) abandon, disclaim, dedicate to the public, sell, assign, transfer, voluntarily encumber or incur any Lien (other than Permitted Liens) on, any Owned Intellectual Property or material Licensed Intellectual Property, including intentionally failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect the Company’s or any Company Subsidiary’s interest in such Owned Intellectual Property or material Licensed Intellectual Property, other than items that are abandoned or permitted to lapse in the ordinary course of business; (B) license or sublicense any Intellectual Property to any third party, other than non-exclusive licenses granted in connection with customer sales of any Company Products or pursuant to any Excluded Contract; (C) enter into an agreement to develop, create or invent any Intellectual Property jointly with any third party, in each case other than in the ordinary course of business; or (D) disclose any confidential Owned Intellectual Property to any third person, other than in the ordinary course of business and subject to confidentiality and non-disclosure obligations;

(xx)          (A) commence, alone or with any third party, any clinical study that has not been disclosed to Parent or its Representatives prior to the date of this Agreement, (B) unless required by any Governmental Authority, discontinue, terminate or suspend any ongoing material research program or clinical study or (C) unless required by any Governmental Authority, make any material restrictions to any ongoing material clinical study, in each case, relating to any Company Product;

(xxi)        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any non-arm’s length Affiliate Transaction; or

(xxii)       agree, resolve, announce an intention, enter into any Contract or otherwise make a commitment, to do any of the foregoing.

Section 5.02      Control of Operations. Without limiting Section 5.01, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, including Section 5.01, control and supervision over such matters.

Section 5.03      Process Related to Affirmative Covenants and Forbearance Covenants. If the Company desires to take an action that would be prohibited pursuant to Section 5.01 without the prior approval of Parent, then prior to taking such action, the Company (in lieu of the procedure outlined in Section 9.02) may request consent by sending an email to each of the following individuals specifying, in reasonable detail, the action proposed to be taken (or omitted from being taken). Any of the following individuals may grant consent on behalf of Parent.

Name: ****
Email: ****

Name: ****
Email: ****

Name: ****
Email: ****

Name: ****

Email: ****

Article VI

ADDITIONAL AGREEMENTS

Section 6.01      Proxy Statement; Company Stockholders’ Meeting.

(a)            As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare (with Parent’s reasonable cooperation) and file with the SEC a preliminary proxy statement (such proxy statement, in preliminary and definitive form, and each as amended or supplemented from time to time, the “Proxy Statement”). The Company shall use reasonable best efforts to file the preliminary Proxy Statement with the SEC within twenty (20) Business Days of the date of this Agreement. Each of the Company and Parent shall furnish to the other all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Proxy Statement. Each of the Company and Parent covenants that none of the information supplied or to be supplied by it for inclusion or incorporation in the Proxy Statement will, at the date it is filed with the SEC or first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company and Parent shall reasonably assist and cooperate with the other to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement. As soon as reasonably practicable after the date hereof, the Company shall commence a broker search pursuant to Section 14a-13 of the Exchange Act for the Company Stockholders’ Meeting. Prior to filing the definitive Proxy Statement with the SEC, the Company shall establish a record date for the Company Stockholders’ Meeting and shall commence mailing the definitive Proxy Statement to the Company’s stockholders. Except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 6.03(e), the Proxy Statement shall include the Company Board Recommendation. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall promptly provide Parent with a copy of all written correspondence between the Company or any Representatives of the Company, on the one hand, and the SEC or its staff, on the other hand, with regard to the Proxy Statement. Except to the extent related to an Adverse Recommendation Change made in accordance with Section 6.03(e), the Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to filing such documents with the SEC or disseminating to holders of Shares and a reasonable opportunity to review and comment on all responses to requests for additional information and shall in good faith consider all reasonable changes suggested by Parent. If, at any time prior to the Company Stockholders’ Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(b)            Unless this Agreement is terminated pursuant to Section 8.01, the Company shall, as promptly as reasonably practicable after the Proxy Statement Clearance Date (but in no event more than sixty (60) days following the Proxy Statement Clearance Date), duly call, give notice of, convene and hold the Company Stockholders’ Meeting. The Company shall not, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), adjourn or postpone, cancel, recess or reschedule, the Company Stockholders’ Meeting; provided, however, that the Company may postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent, but following good faith consultation with Parent: (i) if a quorum has not been established at the Company Stockholders’ Meeting; (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company has determined in good faith, after consultation with outside counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to Company Stockholders’ Meeting; (iii) to allow reasonable additional time to solicit additional proxies, if and to the extent the Company, after consultation with its outside advisors, reasonably determines that the requisite Company Stockholder Approval would not otherwise be obtained at the Company Stockholders’ Meeting; or (iv) if required by Law or Order; provided, further, that in the case of the foregoing clauses (i), (ii) or (iii), the Company Stockholders’ Meeting shall not be postponed or adjourned for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Company Stockholders’ Meeting without the prior written consent of Parent. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Stockholders’ Meeting as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval.

(c)            Unless the Company Board has effected an Adverse Recommendation Change in accordance with Section 6.03(d), the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the consummation of the Merger, and to take all other reasonable actions within its power and authority that are necessary or advisable to secure the Company Stockholder Approval. Without limiting the generality of the foregoing, if requested by Parent, the Company shall promptly provide the Company with all voting tabulation reports relating to the Company Stockholder Approval that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation of the stockholders of the Company with respect thereto. Additionally if, at the time of the originally scheduled date of the Company Stockholders’ Meeting, a quorum has not been established or the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval, then the Company shall, at the request of Parent (to the extent permitted by Law), adjourn the Company Stockholders’ Meeting to a date specified by Parent; provided that the Company shall not be required pursuant to this sentence to adjourn the Company Stockholders’ Meeting more than two (2) times or for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Company Stockholders’ Meeting. Without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement and the matters related to this Agreement and the Transactions shall be the only matters that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders’ Meeting. The Company agrees that, unless this Agreement shall have been terminated in accordance with Article VIII, the Company’s obligations to hold the Company Stockholders’ Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by any Adverse Recommendation Change.

Section 6.02      Access to Information; Confidentiality.

(a)            Except as otherwise prohibited by applicable Law or for any access or disclosure that would reasonably be expected to violate or result in the loss or waiver of any attorney-client (or other legal) privilege or in the breach or violation of the provisions of any Contract to which the Company is a party (provided that the Company shall use its reasonable best efforts to obtain waivers of any such restrictions), during the Pre-Closing Period, the Company shall (and shall use reasonable best efforts to cause its Representatives to), and at Parent’s expense, in such a manner as not to unreasonably interfere with the normal operation of the business of the Company or any of its Subsidiaries: (i) provide to Parent and its Representatives reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; and (ii) furnish as promptly as practicable to Parent such information concerning the business, properties, Company Products, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request; provided that if such access or disclosure would reasonably be expected to (A) be prohibited by applicable Law, the Company shall use reasonable best efforts to provide such access or disclosure in a manner that does not violate Law or (B) would result in the loss or waiver of any attorney-client (or other legal) privilege or in the breach or violation of the provisions of any Contract, the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not result such loss, waiver, breach or violation, including to the extent requested by Parent and if applicable, by entering into a customary joint defense agreement that may alleviate such loss of privilege. Nothing in this Section 6.02 will be construed to require the Company or any of its Representatives to prepare any appraisals or opinions. Any investigation conducted pursuant to the access contemplated by this Section 6.02 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or create a material risk of damage or destruction to any property or assets of the Company. Any access to the properties of the Company will be subject to the Company’s reasonable security measures, health and safety measures, and insurance requirements, and will not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase I or Phase II environmental assessments. To the extent applicable, the Company may satisfy its covenants set forth in this Section 6.02 by electronic means if physical access is not reasonably feasible or is restricted under applicable public health or similar Laws or measures.

(b)            All information obtained by Parent, Merger Sub or their respective Representatives pursuant to this Section 6.02 shall be kept confidential in accordance with the Confidential Disclosure Agreement, dated June 12, 2023 (the “Confidentiality Agreement”), between Parent and the Company; provided that nothing in the Confidentiality Agreement shall restrict Parent’s or Merger Sub’s ability to take any of the actions expressly contemplated by this Agreement. If this Agreement is terminated pursuant to Article VIII, it is agreed that, notwithstanding anything to the contrary in the Confidentiality Agreement, any term of the confidentiality and non-use obligations under the Confidentiality Agreement will be deemed to be extended to one (1) year following such termination. The Company and Parent hereby agree, in accordance with Section 13 of the Confidentiality Agreement, that the Confidentiality Agreement shall be deemed to have been, and hereby is, amended by the provisions of this Section 6.02(b). If the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect.

(c)            No investigation pursuant to this Section 6.02 shall affect any representation or warranty in this Agreement of any party or any condition to the obligations of the parties.

Section 6.03      No Solicitation.

(a)            Except to the extent expressly permitted by this Section 6.03, the Company shall, and shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause the Representatives of the Company to, immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal, or any inquiry, expression of interest, proposal, discussion, negotiations or offer that would reasonably be expected to lead to an Acquisition Proposal, and, within two (2) Business Days after the public announcement of this Agreement, shall request in writing the return or destruction of all confidential information of the Company previously furnished to any such person who executed a confidentiality agreement with the Company since July 1, 2023 in connection with its consideration of an Acquisition Proposal in accordance with the terms of such confidentiality agreement and immediately terminate all access to any physical and electronic data room containing confidential information of the Company granted to any such person, its Affiliates or Representatives in connection with its consideration of an Acquisition Proposal.

(b)            Except as expressly permitted by this Section 6.03(b), during the Pre-Closing Period, the Company agrees that it shall not, shall cause each Company Subsidiary and each director, executive officer, legal counsel or financial advisor of the Company not to, and shall not authorize the other Representatives of the Company to, directly or indirectly: (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries or the implementation or submission of any Acquisition Proposal, or any proposals or offers that would be reasonably expected to lead to, an Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an Acquisition Proposal except to notify such person of the existence of this Section 6.03(b) and to seek to clarify the terms of any such Acquisition Proposal; (iii) otherwise knowingly facilitate or knowingly encourage any effort or attempt to make an Acquisition Proposal, or any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal; or (iv) execute or enter into any Acquisition Agreement; provided that, notwithstanding the foregoing, the Company may grant a waiver, amendment or release under, or otherwise not enforce the terms of, any confidentiality or standstill agreement existing as of the date of this Agreement, solely to the extent necessary to allow a confidential Acquisition Proposal to be made to the Company or the Company Board (or any committee thereof) so long as (A) the Company Board has determined in good faith (after consultation with outside legal counsel) that the failure to grant such waiver, amendment or release, or the enforcement of the terms thereof, would be inconsistent with its fiduciary duties under applicable Law and (B) the Company promptly (and in any event within twenty-four (24) hours) following the determination of the Company Board as required by the foregoing subclause (A) of this Section 6.03(b) notifies Parent of any such determination; provided, further, that, prior to the receipt of the Company Stockholder Approval, nothing contained in this Section 6.03(b) shall prevent the Company or the Company Board (or any committee thereof) from furnishing information to, or engaging in negotiations or discussions with, any person that has made a bona fide Acquisition Proposal, which Acquisition Proposal did not result from a breach (or a deemed breach pursuant to Section 6.03(h)) of this Section 6.03(b), if, and only if, prior to taking such action referred to in clauses (ii) and (iii) of this Section 6.03(b) (except that the Company or its Representatives may notify any person of the existence of this Section 6.03(b) and may seek to clarify the terms of any such Acquisition Proposal), (1) the Company Board (x) determines in good faith (after consultation with its advisors) that such Acquisition Proposal is, or would reasonably be expected to lead to, a Superior Proposal and (y) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law, (2) the Company provides written notice to Parent of the determination referenced in subclause (1) promptly (and in any event within twenty-four (24) hours of such determination), and (3) the Company receives or has received from such person an executed Acceptable Confidentiality Agreement. The Company shall deliver to Parent a copy of any Acceptable Confidentiality Agreement executed after the date of this Agreement promptly (and in any event within twenty-four (24) hours) following its execution. The Company shall provide to Parent any non-public information concerning the Company or any of the Company Subsidiaries provided by the Company or any Company Subsidiary to any person entering into an Acceptable Confidentiality Agreement pursuant to this Section 6.03(b) that has not been previously provided to Parent prior to or substantially concurrently with the time it is provided to such person.

(c)            The Company shall promptly (and in any event within twenty-four (24) hours after delivery to the Company) (i) provide Parent written notice of (A) the receipt by the Company or, to the Company’s Knowledge (which, for purposes of this Section 6.03(c), shall be deemed to include the actual knowledge of any director, executive officer, legal counsel or financial advisor of the Company Group), any of its Representatives, of any Acquisition Proposal (including, for the avoidance of doubt, any material modification thereto) or (B) any inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or, to the Company’s Knowledge, any Representatives of the Company concerning an Acquisition Proposal and (ii) disclose to Parent the identity of such person making, and an unredacted copy of, any such Acquisition Proposal or any such inquiry, offer, proposal or request made in writing (or, if made orally, a reasonably detailed description of such Acquisition Proposal, inquiry, offer, proposal or request). The Company will, promptly upon receipt or delivery thereof (and in any event within twenty-four (24) hours), provide Parent (and its outside counsel) with copies of all drafts and final versions of definitive or other agreements including schedules and exhibits thereto relating to such Acquisition Proposal, in each case exchanged between the Company or any of its Representatives, on the one hand, and the person making such Acquisition Proposal or any of its Representatives, on the other hand. The Company will keep Parent reasonably informed on a reasonably prompt basis (and in any event within twenty-four (24) hours of any material development) of the status and details (including with respect to any change in price, any change in the amount or form of consideration, or any other material amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal. The Company shall promptly, and in any event within twenty-four (24) hours, following a determination by the Company Board (or any committee thereof) that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(d)            Except as expressly set forth in Section 6.03(e), during the Pre-Closing Period, neither the Company nor the Company Board (or any committee thereof), as applicable, shall, and neither shall publicly propose to: (i) withhold, withdraw or qualify (or modify in a manner adverse to Parent or Merger Sub) the Company Board Recommendation; (ii) approve, recommend or otherwise declare advisable any Acquisition Proposal; (iii) enter into any Acquisition Agreement; (iv) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company; (v) if an Acquisition Proposal has been publicly disclosed (other than by the commencement of a tender offer or exchange offer), refuse to affirm publicly the Company Board Recommendation following any reasonable written request by Parent to provide such reaffirmation within five (5) Business Days after Parent’s written request therefor (provided that the Company shall not be required to make more than two (2) such reaffirmations with respect to any Acquisition Proposal unless such Acquisition Proposal is subsequently publicly modified in any material respect in which case Parent may make such request once each time such modification is made) or (vi) refrain from recommending against, without qualification, any Acquisition Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof or (vii) authorize, commit, resolve or agree to take any such actions (any such action, other than entering into an Acceptable Confidentiality Agreement in accordance with Section 6.03(b), an “Adverse Recommendation Change”); provided, that, for the avoidance of doubt, neither (A) the determination by the Company in accordance with Section 6.03(a) that an Acquisition Proposal constitutes or would be reasonably likely to lead to a Superior Proposal pursuant to and in compliance with Section 6.03(a) in and of itself, nor (B) the delivery by the Company of the notices with respect to an Acquisition Proposal or an Intervening Event required by Section 6.03(b) or Section 6.03(e) shall constitute an Adverse Recommendation Change.

(e)            Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Company Stockholder Approval, the Company Board (1) may effect an Adverse Recommendation Change and (2) in respect of the immediately following subclause (x) (and only subclause (x)), may cause the Company to terminate this Agreement pursuant to Section 8.01(f) by written notice to Parent of such termination (so long as, prior to or concurrently with, and as a condition to the effectiveness of, such termination, the Company pays to Parent the Company Termination Fee), if (and only if) (x) the Company receives an unsolicited, written Acquisition Proposal that did not result from a breach (or deemed breach pursuant to Section 6.03(h)) of Section 6.03(b) that the Company Board determines in good faith (after consultation with its outside legal counsel and outside financial advisors) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law (which determination in and of itself shall not constitute an Adverse Recommendation Change for purposes of this Agreement) or (y) an Intervening Event occurs and as a result thereof the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law (which determination in and of itself shall not constitute an Adverse Recommendation Change for purposes of this Agreement); provided that:

(i)            prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal or terminating this Agreement pursuant to Section 8.01(f), (A) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change (which notice, in and of itself, shall not constitute an Adverse Recommendation Change) or terminate this Agreement pursuant to Section 8.01(f), (B) the Company has provided Parent definitive or other agreements including schedules and exhibits thereto relating to such Acquisition Proposal, in each case, without any redactions, (C) for a period of four (4) calendar days following delivery of such notice, to the extent requested by Parent, the Company shall have discussed and negotiated in good faith, and shall have made the Representatives of the Company reasonably available to discuss and negotiate in good faith, with Parent and its Representatives, any proposed modifications to the terms and conditions of this Agreement and (D) no earlier than the end of such four (4) calendar day period, the Company Board (after consultation with its outside legal counsel and outside financial advisor), shall have determined in good faith, after considering the terms of any amendment or modification to this Agreement agreed to by Parent during such four (4) calendar day period, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(f) in connection therewith would be inconsistent with its fiduciary duties under applicable Law (which determination, in and of itself, shall not constitute an Adverse Recommendation Change for purposes of this Agreement); it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices references herein to a “four (4) calendar day period” shall be deemed to be references to a “two (2) calendar day period”; and

(ii)           prior to effecting such an Adverse Recommendation Change with respect to an Intervening Event, (A) the Company has notified Parent in writing that it intends to effect such an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change (which notice, in itself, shall not constitute an Adverse Recommendation Change), (B) for a period of four (4) calendar days following delivery of such notice, to the extent requested by Parent, the Company shall have discussed and negotiated in good faith, and shall have made the Representatives of the Company reasonably available to discuss and negotiate in good faith, with Parent and its Representatives any proposed modifications to the terms and conditions of this Agreement and (C) no earlier than the end of such four (4) calendar day period, the Company Board shall have determined in good faith, after considering the terms of any amendment or modification to this Agreement agreed to by Parent during such four (4) calendar day period, that the failure to effect an Adverse Recommendation Change would still be inconsistent with the Company Board’s fiduciary duties under applicable Law (which determination shall not, in and of itself, constitute an Adverse Recommendation Change for purposes of this Agreement).

(f)             Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Item 1012(a) of Regulation M-A promulgated under the Exchange Act and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s stockholders that is required by applicable Law; provided that this Section 6.03(f) shall not be deemed to permit the Company Board to make an Adverse Recommendation Change except to the extent permitted by and in accordance with Section 6.03(e). It is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that (i) acknowledges the Company’s receipt of an Acquisition Proposal and (ii) identifies the person making such Acquisition Proposal will not, in and of itself, be deemed to be an Adverse Recommendation Change.

(g)            Except as set forth in Section 8.03(e) with respect to an Acquisition Proposal, for purposes of this Agreement:

(i)            “Acquisition Proposal” means any proposal or offer from any person or group (other than Parent or any of its Subsidiaries) relating to, in a single transaction or series of related transactions: (A) any direct or indirect acquisition of (1) more than 20% of the Company’s consolidated assets (based on the fair market value as of the date of such acquisition) or revenue of the Company Group, taken as a whole, including in any such case through the acquisition of one or more Company Subsidiaries owning such assets or by exclusive license of such assets, or (2) more than 20% of the outstanding Company Common Stock (or Equity Interests convertible into, or exchangeable for, 20% of the outstanding Company Common Stock); (B) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person or group (or the shareholders of any person or group) beneficially owning 20% or more of the outstanding Company Common Stock; (C) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving the Company which would result in any person or group (or the shareholders of any person or group) beneficially owning, directly or indirectly, more than 20% of the outstanding Company Common Stock or 20% of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power). Whenever the term “group” is used in this Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.

(ii)           “Intervening Event” means any material event, change, effect or development occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided, however, that in no event shall any event, circumstance, change, effect or development resulting from or relating to any of the following constitute or be deemed be an Intervening Event: (A) any Acquisition Proposal; (B) the public announcement or execution of this Agreement, the identity of Parent or the public announcement, pendency or consummation of the Transactions; (C) any change in the trading price or trading volume of Company Common Stock on Nasdaq or any change in the Company’s credit rating (although, for purposes of clarity, any underlying facts, causes, events, circumstances, changes, effects, developments or conditions relating to or causing such change may be considered, along with the effects or consequences thereof); or (D) the fact that the Company has exceeded or met any projections, forecasts, revenue or earnings predictions or expectations of the Company or any securities analysts for any period ending (or for which revenues or earnings are released) on or after the date hereof (although for purposes of clarity, any underlying facts, causes, events, circumstances, changes, effects, developments or conditions relating to or causing any of the foregoing in clause (D) may be considered and taken into account, along with the effects or consequences thereof).

(iii)          “Superior Proposal” means any bona fide written Acquisition Proposal made by any person or group (other than Parent or any of its Subsidiaries) after the date of this Agreement, which Acquisition Proposal did not result from a breach (or deemed breach pursuant to Section 6.03(h)) of Section 6.03(b), that (A) would result in such person or group (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, more than 50% of the outstanding Shares or all or substantially all of the consolidated assets of the Company Group, taken as a whole, (B) is on terms that the Company Board determines in good faith (after consultation with its outside financial advisor and outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal that the Company Board deems relevant in furtherance of its fiduciary duties) are more favorable to the Company’s stockholders from a financial point of view than the Merger and the transactions contemplated by this Agreement (taking into account any amendment or modification agreed to by Parent pursuant to Section 6.03(e)(i)) and (C) the Company Board determines (after consultation with its outside financial advisor and outside legal counsel) is reasonably capable of being consummated in accordance with its terms, taking into account all financial, regulatory, legal and other aspects (including certainty of closing, certainty of financing and the identity of the person making the Acquisition Proposal) of such proposal.

(h)            It is understood that for all purposes of this Agreement, if (i) any Subsidiary, director, executive officer, legal counsel or financial advisor of the Company Group takes any action or omission or (ii) the Company Group becomes aware of and does not subsequently use its reasonable best efforts to restrain, prohibit or terminate an action or omission by one of its other Representatives that, in each case if taken by the Company would be prohibited by Section 6.03, then, in each case, such action or omission shall be deemed to be a breach of this Section 6.03 as if such action had been taken by the Company.

Section 6.04      Directors’ and Officers’ Indemnification and Insurance.

(a)            From and after the Effective Time, the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under the Company Charter and the Company Bylaws, and any and all indemnification agreements between the Company and any of their respective present or former directors and officers (and any person who becomes a director or officer of the Company prior to the Effective Time) (collectively, the “Indemnified Parties” and such indemnification agreements, the “Existing Indemnification Agreements”) and such Existing Indemnification Agreements shall survive the Closing and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Parties, except, in each case, to the extent required by applicable Law. In addition, the certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses than are set forth in the Company Charter or the Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim.

(b)            For a period of six (6) years after the Effective Time, the Surviving Corporation shall to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as a director or officer of the Company or any Company Subsidiary, occurring on or before the Effective Time, and to the fullest extent permitted by Law, the Surviving Corporation shall pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification. In the event of any such Action, (i) subject to the undertaking described in the previous sentence, the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received, (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any pending or threatened Action to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action and does not contain an admission of fault or wrongdoing or such Indemnified Party otherwise consents and (iii) Parent and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without the Surviving Corporation’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and provided further that, in the event that any claim for indemnification is asserted or made within such six (6)-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. The rights of each Indemnified Party under this Section 6.04(b) shall be in addition to any rights such person may have under the certificate of incorporation or bylaws (or similar organizational documents) of the Company and the Surviving Corporation or any of their Subsidiaries, or under any Law or under any indemnification agreement of any Indemnified Party with the Company or any Company Subsidiary.

(c)            The Company shall cause to be obtained, effective as of the Effective Time, “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies as of immediately prior to the Effective Time for claims arising from facts or events that occurred on or prior to the Effective Time, and the Surviving Corporation shall maintain in effect such insurance policies for six (6) years from the Effective Time; provided that, if for any reason the Surviving Corporation fails to maintain such policies in effect the Surviving Corporation shall substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Parties with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.04(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance; provided further that in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

(d)            In the event the Surviving Corporation or any of its successors or assigns (i) consolidates or combines with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, the proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.04.

(e)            Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.04.

(f)             The provisions of this Section 6.04 shall survive the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their successors, assigns and heirs (each of whom shall be third party beneficiaries of this Section 6.04) and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Unless required by applicable Law, this Section 6.04 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Parties or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Parties.

Section 6.05      Employee Benefits Matters.

(a)            Parent hereby agrees that, for a period of one (1) year immediately following the Effective Time (or if earlier, the termination of a Continuing Employee’s employment), it shall, or it shall cause the Surviving Corporation and its Subsidiaries to provide each employee of the Company and of each of the Company Subsidiaries as of the Effective Time (each, a “Continuing Employee”) to the extent such Continuing Employee remains employed by Parent or its Subsidiaries and, to the extent permitted by applicable Law, with an annual base salary or wages, target annual cash bonus or commission opportunity and retirement and health and welfare benefits that are, in the aggregate, no less favorable than the annual base salary or wages, target annual cash bonus or commission opportunity and retirement and health and welfare benefits received by Continuing Employees from the Company and its Subsidiaries, in the aggregate, immediately prior to the Effective Time or those provided by Parent or its Subsidiaries to similarly situated employees of Parent or its Subsidiaries (as determined in Parent’s sole discretion). From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms, all Contracts of the Company and the Company Subsidiaries as in effect immediately prior to the Effective Time that are with any Continuing Employees.

(b)            Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to cause Continuing Employees to receive service credit for purposes of eligibility to participate, vesting and benefit accrual, but excluding benefit accruals under any defined benefit pension plan, under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries under which each Continuing Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Company Subsidiaries under comparable Plans immediately prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. Such plan, program or arrangement shall credit each such Continuing Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company, any Company Subsidiary and all Affiliates where service with the Affiliate was credited under a comparable Plan of the Company prior to the Effective Time. In addition, Parent shall use commercially reasonable efforts to waive, or cause to be waived, any limitations on benefits relating to any pre-existing conditions to the extent such conditions are covered immediately prior to the Effective Time under the applicable Plans and to the same extent such limitations are waived under any comparable plan of Parent or its Subsidiaries and use commercially reasonable efforts to recognize, for purposes of the annual deductible and out-of-pocket limits under its medical and dental plans, the deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.

(c)            If requested by Parent as of at least ten (10) days prior to the Closing Date (but conditioned upon the occurrence of the Closing), the Company shall take all necessary actions to terminate or cause to be terminated any or all of the Plans intended to include a Code Section 401(k) arrangement that are sponsored or maintained by the Company or any of its Subsidiaries, effective as of the day prior to the Closing Date. The Company shall, or shall cause its applicable Affiliate to, provide Parent with evidence that any requested terminated Plan intended to include a Code Section 401(k) arrangement has been terminated, with the termination of the applicable Plans effective no later than the day immediately preceding the Closing Date, pursuant to a duly adopted resolution of the Company or its applicable Affiliate (the form and substance of which shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed) no later than the day immediately preceding the Effective Time.

(d)            Nothing contained in this Agreement is intended to be treated as an amendment to any Plan or any employee benefit plan or arrangement of Parent or any of its Affiliates, or to create any third-party beneficiary rights in any service provider of the Company or any Company Subsidiary, any beneficiary or dependent thereof, or any collective bargaining representative thereof. Nothing contained herein, express or implied, shall (i) alter or limit the ability of Parent or the Surviving Corporation or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (ii) create any rights to continued employment or service with Parent, the Surviving Corporation or any Company Subsidiary or any of their respective Affiliates or in any way limit the ability of Parent, the Surviving Corporation or any Company Subsidiary or any of their respective Affiliates to terminate the employment or service of any service provider of the Company or any Company Subsidiary at any time and for any reason, or (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to adopt, maintain, amend or terminate any particular benefit plan(s).

Section 6.06      Regulatory Filings.

(a)            As promptly as practicable after the execution and delivery of this Agreement, each of Parent and the Company shall cooperate with each other and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate the Transactions, including (i) within fifteen (15) Business Days after the date of this Agreement, making or causing to be made all filings and submissions required to be made by Parent, the Company or any of their Affiliates under the HSR Act, and (ii) no later than forty-five (45) days after the date of this Agreement, making or causing to be made all filings and submissions, in prenotification or draft format where appropriate, required to be made by any party or any of its Affiliates under any other applicable Antitrust Law or any Foreign Investment Law, as applicable, or other Laws for the consummation of the Transactions (the “Regulatory Filings”). The parties shall cooperate in good faith with the applicable Governmental Authorities in connection with the Regulatory Filings and submissions and shall, as promptly as practicable, comply with any requests for information, including, if applicable, requests for the production of documents and the production of witnesses for interviews or depositions by any Governmental Authorities. Parent will pay, or cause its Affiliates to pay, all filing fees required under any Antitrust Law or any Foreign Investment Law for any of the Transactions.

(b)            Each of Parent and the Company shall, and shall cause its respective Affiliates and Representatives to, use reasonable best efforts to (i) assist and cooperate with each other in preparing and filing all documents required or reasonably deemed advisable by Parent to be submitted by any of them or their Affiliates to any Governmental Authorities in connection with the Transactions and (ii) obtain any Governmental Authority waiting period expirations or terminations, consents, waivers, authorizations, clearances or approvals which may be required to be obtained by Parent, the Company or any of their Affiliates in connection with the Transactions (which assistance and cooperation shall include timely furnishing to the requesting party all information that such party or its counsel reasonably determines is required to be included in such documents or would be helpful in obtaining such required waiting period expirations or terminations, consents, waivers, authorizations, clearances or approvals).

(c)            Except where prohibited by applicable Law or any Governmental Authority, each of the parties shall promptly inform the other parties of any oral communication, and provide copies of written communications, with any Governmental Authority regarding any Regulatory Filing and shall have the right to review in advance, and to the extent practicable, each will consult the other prior to making, and consider in good faith the views of the other party with respect to, any filing made with, or other material communications submitted to, any Governmental Authority in connection with the Transactions. Subject to this Section 6.06 and applicable Laws relating to the exchange of information, each party shall, to the extent practicable, give the other parties reasonable advance notice of all material communications with any Governmental Authority and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and each party, to the extent practicable, shall give reasonable advance notice and make reasonable efforts to afford the other parties the opportunity to attend or participate in material conferences, meetings and telephone or other communications between the other parties and Governmental Authorities concerning the Transactions, unless prohibited by such Governmental Authority. Materials required to be provided pursuant to this Section 6.06(c) may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements in existence as of the date of this Agreement, (iii) as necessary to preserve attorney-client or other privilege concerns and (iv) to remove material that is unrelated to the Transactions. Each party, as each reasonably deems advisable, shall be entitled to designate any competitively sensitive material provided to the other parties under this Section 6.06 as “Antitrust/FDI Counsel Only Material”. Such materials and the information contained therein shall be given only to the outside antitrust and foreign direct investment counsel of the recipient and, unless explicitly excluded, in-house counsel of the recipient approved by the providing party and will not be disclosed by such outside counsel or approved in-house counsel to other Representatives of the recipient unless express written permission is obtained in advance from the source of the materials or its legal counsel.

(d)            Each of Parent and the Company shall contest and defend through litigation on the merits (including by pursuing all avenues of appeal) any claim under any applicable Antitrust Law or Foreign Investment Law asserted in court or any administrative or other tribunal by any third party, including any Governmental Authority of competent jurisdiction, in order to avoid the entry of, or to have vacated or terminated, any decree, Order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing Date from occurring prior to the Termination Date.

(e)            Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require, or be construed to require, Parent or any Affiliate of Parent to (and the Company shall not, without the prior written consent of Parent, agree to) (i) any sale, license, divestiture or other disposition or holding separate of any capital stock, businesses, assets, properties or other interests of Parent, the Company or any of their respective Affiliates, (ii) the imposition of any limitation, restriction or condition on the ability of Parent, the Company or any of their respective Affiliates to conduct their respective businesses, assets, properties or other interests or (iii) the imposition of any limitation, restriction or condition on Parent, the Company, or any of their respective Affiliates under any Antitrust Laws.

(f)             Subject to the foregoing clauses (a) through (e), Parent shall have the right to (i) direct, devise and implement the strategy for obtaining approvals or expiration or, if applicable, terminations of waiting periods, under the HSR Act, any other Antitrust Law, Foreign Investment Law or other Laws applicable to any party or its Affiliates and, in each case, required for the consummation of the Transactions, and (ii) control the defense and settlement of any Action relating to the Transactions that is brought by or before any Governmental Authority in connection with the Regulatory Filings; provided that Parent shall consult in advance with the Company, and consider in good faith any suggestions of the Company, with respect to the foregoing matters. Notwithstanding the foregoing, Parent and Merger Sub shall not, and shall cause their respective Affiliates and Representatives not to, (A) “pull-and-refile” pursuant to 16 C.F.R. 803.12 or otherwise withdraw any Regulatory Filing unless the Company has consented in writing to such refiling or withdrawal (which consent shall not be unreasonably withheld, conditioned or delayed); and (B) enter into any arrangement or agreement with any Governmental Authority to extend any waiting period under any Antitrust Law or Foreign Investment Law or to not to consummate the Merger (a “Timing Agreement”), unless the Company has consented in writing to such Timing Agreement (which consent shall not be unreasonably withheld, conditioned or delayed).

(g)            During the Pre-Closing Period, Parent shall not, and shall cause its Affiliates not to, acquire, enter into any agreement to acquire (including by merging or consolidating with or by purchasing a substantial portion of the assets or equity of) or publicly announce an acquisition of any business that is (A) running an active clinical trial for, or selling, marketing or commercializing, or (B) to Parent’s knowledge, conducting bona fide and funded research and development of, in the cases of clause (A) and clause (B), a product comprised of carotid artery flow reversal embolic protection systems or carotid stent technologies currently used or intended to be used (whether by such business or any other person) in transcarotid artery revascularization (TCAR) that, in any such case, would reasonably be expected to (i) impose a material delay in the consummation of the Merger beyond the Outside Date, (ii) materially increase the risk of not obtaining any authorization, consent, clearance, approval, non-disapproval, declarations or order of a Governmental Authority necessary to consummate the Transactions, including receipt of any approvals and expiration of waiting periods pursuant to the HSR Act or other applicable Antitrust Laws or Foreign Investment Law (including those set forth in Section 7.01(c) of the Company Disclosure Letter) or (iii) materially increase the risk of a Governmental Authority enacting, issuing, promulgating, enforcing or entering, or materially increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other Order or Law that would permanently restrain, prevent or otherwise prohibit or make illegal the consummation of the Transactions.

Section 6.07     Obligations of Parent and Merger Sub. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder. Promptly following the execution of this Agreement, Parent shall, or shall cause the sole stockholder of Merger Sub to, execute a consent adopting this Agreement in accordance with the DGCL.

Section 6.08      Public Announcements. The parties agree that Parent and the Company shall each issue an initial press release relating to this Agreement in forms mutually agreed to by Parent and the Company. Thereafter until the Effective Time, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except (i) to the extent the press release or public statement contains information that is consistent with the press release referred to in the preceding sentence or any other release or public statement previously issued or made in accordance with this Section 6.08, (ii) to the extent public disclosure is required by applicable Law or the requirements of the NYSE and Nasdaq, in which case the issuing party shall use its reasonable efforts to consult with the other party before issuing any press release or making any such public statements, or (iii)  with respect to the matters described in, and subject to the requirements of, Section 6.03, Section 8.01 and Section 8.03 or in connection with any dispute between the parties regarding this Agreement.

Section 6.09      Tax Matters.

(a)            Transfer Taxes. The Company and Parent shall, and shall cause their respective Affiliates to, cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value-added, use, real property transfer or gains and any similar Taxes which become payable in connection with the Transactions. Notwithstanding anything to the contrary herein, the Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value-added, use, real property transfer or gains and any similar Taxes imposed upon the Company in connection with this Agreement and the Transactions. In no event will Parent or the Surviving Corporation assume liability for or pay any Tax imposed upon a holder of Shares of Company Common Stock.

(b)            FIRPTA Certificate. The Company shall deliver to Parent at or prior to the Closing a certification of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c) dated no more than 30 days prior to the Closing Date and signed by a responsible corporate officer of the Company, certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2).

Section 6.10      Stock Exchange De-Listing. The Company shall cooperate with any reasonable requests of Parent and in response thereto, use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.11      Stockholder Litigation. The Company shall give Parent reasonable opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) of any Action brought by the Company’s stockholders or other persons against the Company or any of its directors, officers or Representatives arising out of or relating to this Agreement or the Transactions (“Transaction Litigation”). Without limiting the preceding sentence, the Company shall provide Parent the opportunity to review and comment on all material filings or responses to be made by the Company in connection with any such Action, and the right to consult on the settlement with respect to such Action, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such Action and shall keep Parent reasonably and promptly informed with respect to the status thereof, which notice and information may be delivered to counsel to Parent and may be delivered by email notwithstanding anything to the contrary set forth in Section 9.02.

Section 6.12      Takeover Laws. If any “fair price”, “moratorium”, “control share acquisition”, “interested stockholder” or other anti-takeover Law (including Section 203 of the DGCL) becomes or is deemed to be applicable to this Agreement or the Transactions, then the Company Board shall grant such approvals and take such actions within its power and authority as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Law or Laws inapplicable to the foregoing.

Section 6.13      Notification of Certain Matters. Parent and the Company shall each give reasonably prompt notice to the other party if any of the following occur after the date of this Agreement: (i) receipt of any written notice to the receiving party from any third person alleging that the consent or approval of such third person is or may be required in connection with the Transactions and the pursuit of such consent could (in the good faith determination of such party) reasonably be expected to prevent or materially delay the consummation of the Transactions; (ii) receipt of any notice or other communication from any Governmental Authority, the NYSE or Nasdaq (or any other securities market) in connection with the Transactions; or (iii) if the Company obtains knowledge or Parent obtains knowledge, as applicable, of the occurrence of an event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Transactions or (B) result in the failure of any condition set forth in Article VII to be satisfied. In no event shall (1) the delivery of any notice by a party pursuant to this Section 6.13 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (2) disclosure by the Company or Parent be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to any representation or warranty. Notwithstanding anything to the contrary in this Agreement, except in the case of an intentional breach, a failure by any party to perform the covenants set forth in this Section 6.13 may not be asserted by any other party as the basis for (i) any conditions set forth in Article VII not being satisfied; or (ii) the termination of this Agreement pursuant to Article VIII.

Section 6.14      Section 16 Matters. Prior to the Effective Time, the Company Board shall take all such steps within its power and authority as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15      Certain Other Consents. Unless reasonably requested by Parent, the Company shall use its reasonable best efforts to obtain and deliver, at or prior to the Closing, all consents, approvals or waivers required to be obtained from third parties to any Contract set forth on Section 6.15 of the Company Disclosure Letter (the “Third-Party Consents”) in connection with the consummation of the Transactions, and Parent shall provide its reasonable assistance as is reasonably requested by the Company to secure any such Third-Party Consents; provided that nothing in this Agreement shall obligate or be construed to obligate any party or its Affiliates to compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent, approval or waiver. Notwithstanding anything to the contrary in this Agreement, except in the case of an intentional breach, a failure by any party to perform the covenants set forth in this Section 6.15 may not be asserted by any other party as the basis for (i) any conditions set forth in Article VII not being satisfied; or (ii) the termination of this Agreement pursuant to Article VIII. The Company and Parent acknowledge and agree that obtaining any such Third-Party Consent will not, in and of itself, be a condition to obligations of the parties to consummate the Merger.

Section 6.16      Directors’ and Officers’ Resignations. Prior to the Effective Time, the Company will use its commercially reasonable efforts to cause each director and, unless otherwise agreed by Parent, officer of the Company and each Company Subsidiary to execute and deliver a letter, in form and substance reasonably satisfactory to Parent, effectuating such individual’s resignation, effective as of the Effective Time, as a director or officer of the Company or such Company Subsidiary, as applicable.

Section 6.17      Subsequent Financial Statements. The Company shall use reasonable best efforts to provide Parent with drafts of any Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, earnings releases of the Company to be furnished on Current Reports on Form 8-K and Proxy Statements on Schedule 14A with respect to any annual meeting of the Company’s stockholders, in each to be filed by the Company with the SEC after the date of this Agreement prior to filing such report or document with the SEC.

Section 6.18      Existing Indebtedness. The Company shall use reasonable best efforts to (a) obtain a customary pay-off letter or termination agreement (in form and substance reasonably acceptable to Parent) (the “Debt Payoff Letter”) and lien terminations to the extent necessary for the release of all Liens related to, and the prepayment, payoff, discharge and termination in full of, (i) all obligations (other than inchoate indemnity obligations) outstanding under the Loan and Security Agreement, dated as of May 27, 2022, as amended on June 13, 2022, by and among the Company, Oxford Finance LLC, and the other lenders party thereto (as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Existing Loan Agreement”) and (ii) any remaining obligations (other than inchoate indemnity obligations) outstanding under the Success Fee Agreement, dated October 29, 2020, entered into by and between the Company and Stifel Bank (the “Stifel Bank Success Fee Agreement”); (b) provide Parent with a copy of such fully executed Debt Payoff Letter with respect to the Existing Loan Agreement and the Stifel Bank Success Fee Agreement at least five (5) Business Days prior to the Closing Date; and (c) give (by no later than the date required under the Existing Loan Agreement or the Stifel Bank Success Fee Agreement, as applicable) any necessary notices (including notices of prepayment and/or notice of commitment termination) to allow for the prepayment, payoff, discharge and termination in full of the Existing Loan Agreement and the payoff, discharge and termination in full of the Stifel Bank Success Fee Agreement, in each case, at the Closing.

Article VII

CONDITIONS TO THE MERGER

Section 7.01      Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver by the Company and Parent of the following conditions:

(a)            Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)            No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order (whether temporary, preliminary or permanent) that remains in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger.

(c)            Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and any Timing Agreement shall have expired or been terminated, and (ii) all required consents, approvals, non-disapprovals and other authorizations of any Governmental Authority set forth in Section 7.01(c) of the Company Disclosure Letter shall have been obtained.

Section 7.02      Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

(a)               Representations and Warranties. (i) Each of the representations and warranties of the Company in Section 3.01(a) (Organization and Qualification), Section 3.02 (Certificate of Incorporation and Bylaws), Section 3.03(c), Section 3.03(d), Section 3.03(e) and Section 3.03(f) (Capitalization), Section 3.04 (Authority Relative to this Agreement), Section 3.25 (Board Approvals; Vote Required), Section 3.26 (Takeover Laws) and Section 3.28 (Brokers) shall, if qualified by materiality or “Company Material Adverse Effect” be true and correct in all respects, or if not so qualified, be true and correct in all material respects in each case, as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date); (ii) the representations set forth in Section 3.03(a) and Section 3.03(b) shall be true and correct in all respects, except for de minimis inaccuracies; (iii) the representation set forth in Section 3.09(a) shall be true and correct in all respects as of the date of this Agreement; and (iv) each of the other representations and warranties contained in Article III (disregarding all qualifications set forth therein relating to “materiality”, “Company Material Adverse Effect” or other qualifications based on the word “material” or similar phrases) shall have been true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), except where the failure of such representations and warranties in this clause (iv) to be so true and correct would not have a Company Material Adverse Effect.

(b)            Agreements and Covenants. The Company shall have performed or complied with, in all material respects, each of the agreements and covenants required by this Agreement to be performed or complied with by it as of or prior to the Effective Time.

(c)             No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect that is continuing.

(d)            Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a duly authorized officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(c).

Section 7.03      Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

(a)            Representations and Warranties. (i) Each of the representations and warranties of Parent in Section 4.01 (Corporate Organization), Section 4.02 (Authority Relative to this Agreement) and Section 4.09(Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be true and correct as of such specified date) and (ii) each of the other representations and warranties of Parent and Merger Sub contained in Article IV (disregarding all qualifications set forth therein relating to “materiality” or “material adverse effect” or other qualifications based on the word “material” or similar phrases) shall have been true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to (x) prevent Parent and Merger Sub from consummating the Merger and the other Transactions or (y) delay the consummation of the Merger beyond the Outside Date.

(b)            Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied with, in all material respects, each of the agreements and covenants required by this Agreement to be performed or complied with by it as of or prior to the Effective Time.

Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a duly authorized officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01      Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Company Board or Parent Board (as applicable) of the terminating party or parties, at any time prior to or following the adoption of this Agreement by the stockholders of the Company (except as specified below), as follows (the date of any such termination, the “Termination Date”):

(a)            by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company, if the Effective Time shall not have occurred on or before June 17, 2025 (as may be automatically extended or such other date as agreed to in writing by Parent and the Company, the “Outside Date”); provided, however, that if on the Outside Date any of the conditions set forth in Section 7.01(b) (to the extent relating to any Antitrust Law or Foreign Investment Law) or Section 7.01(c) shall not have been satisfied but all other conditions set forth in Article VII shall have been satisfied or waived or shall then be capable of being satisfied if the Closing were to take place on such date, then the Outside Date shall be automatically extended to June 17, 2026; provided further that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to perform any of its agreements and covenants under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c)            by either Parent or the Company, if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order permanently enjoining or otherwise permanently preventing or making illegal the consummation of the Merger, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party whose failure to perform any of its covenants under this Agreement has been the principal cause of, or resulted in, such Law or Order being enacted, issued, promulgated, enforced or entered, or becoming final and nonappealable;

(d)            by either Parent or the Company, if the Company Stockholders’ Meeting has concluded and the Company Stockholder Approval shall not have been obtained;

(e)            by Parent, at any time prior to the time at which the Company Stockholder Approval is obtained, if the Company Board shall have effected an Adverse Recommendation Change;

(f)            by the Company, at any time prior to the time at which the Company Stockholder Approval is obtained, if the Company Board determines to enter into an Acquisition Agreement to effect a Superior Proposal in accordance with Section 6.03(e); provided that, (i) such Superior Proposal did not result from a breach (or deemed breach pursuant to Section 6.03(h)) of Section 6.03(b) and the Company otherwise complied with its obligations under Section 6.03(e) in all material respects with respect to such Superior Proposal and (ii) prior to or concurrently with, and as a condition to the effectiveness of, such termination the Company pays to Parent the Company Termination Fee;

(g)           by Parent, if the Company shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by Parent to the Company and (B) the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if Parent or Merger Sub shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b); or

(h)           by the Company, if Parent shall have breached any of its representations or warranties, or Parent or Merger Sub shall have failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) calendar days after written notice thereof is given by the Company to Parent and (B) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(h) if the Company shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b).

Section 8.02      Notice of Termination; Effect of Termination.

(a)           A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and any valid termination in accordance with Section 8.01 shall be effective immediately upon delivery of such written notice to the other party.

(b)           In the event of a valid termination of this Agreement by the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any party, except that (i) this Section 8.02, Section 6.02(b), Section 8.03 and Article IX shall remain in full force and effect and (ii) nothing herein shall relieve any party from liability for any Fraud or intentional breach of any covenant contained in this Agreement prior to the date of such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity. For purposes of this Agreement, “intentional breach” shall mean a material breach, or failure to perform, of any covenant or other agreement set forth in this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would cause a material breach of such covenant or other agreement. No termination of this Agreement will affect the rights or obligations of any party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

Section 8.03      Fees and Expenses.

(a)           Subject to Section 8.03(b), all Expenses incurred in connection with this Agreement, the Transactions, the solicitation of stockholder approvals and all other matters related to the closing of the Merger shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement.

(b)            If this Agreement is validly terminated:

(i)            (A) by Parent or the Company pursuant to Section 8.01(b) (Outside Date) (and as of such termination, the Company Stockholder Approval shall not have been obtained) or Section 8.01(d) (Company Stockholder Approval) or (B) by Parent pursuant to Section 8.01(g) (Company Breach) as a result of any failure by the Company to perform any of its covenants set forth in the Agreement, then, if (1) at or prior to the Termination Date, an Acquisition Proposal shall have been publicly announced, disclosed or otherwise made public, and not publicly withdrawn as of (x) in the case of clause (A), the date that is five (5) Business Days prior to the Company Stockholders’ Meeting and (y) in the case of clause (B), the date that is fifteen (15) Business Days prior to such Termination Date, and (2) within twelve (12) months of the Termination Date the Company or any Company Subsidiary consummates an Acquisition Proposal or enters into an agreement to effect an Acquisition Proposal, then the Company shall pay Parent the amount of $37,900,000 (the “Company Termination Fee”), which payment shall be made by wire transfer of immediately available funds within two (2) Business Days of the earliest to occur of the entry by the Company into the agreement with respect to the Acquisition Proposal or the consummation of such Acquisition Proposal, in each case, referred to in subclause (2) of this Section 8.03(b)(i);

(ii)           by Parent pursuant to Section 8.01(e) (Adverse Recommendation Change), then the Company shall pay to Parent the Company Termination Fee, which payment shall be made by wire transfer of immediately available funds within two (2) Business Days after such Termination Date; or

(iii)          by the Company pursuant to Section 8.01(f) (Superior Proposal), then the Company shall pay to Parent the Company Termination Fee which payment shall be made by wire transfer of immediately available funds concurrently with, and as a condition to the effectiveness of, such termination.

(iv)          by (A) Parent or the Company pursuant to Section 8.01(b) (provided, in the case of termination by Parent pursuant to Section 8.01(b), the Company also had the right to terminate pursuant to Section 8.01(b)) or (B) Parent or the Company pursuant to Section 8.01(c) (if the Law giving rise to such termination right is an Antitrust Law or Foreign Investment Law, or the Order giving rise to such termination right primarily relates to an Antitrust Law or Foreign Investment Law) and, in each case, at the time of such termination, (1) the condition set forth in Section 7.01(b) (to the extent relating to an Antitrust Law or Foreign Investment Law) or Section 7.01(c) shall not have been satisfied, (2) an intentional breach by the Company of its obligations under Section 6.06 has not been the cause of one or more of the conditions set forth in Section 7.01(b) or Section 7.01(c) to not be satisfied, (3) the conditions set forth in Section 7.01(a) and Section 7.01(b) (other than to the extent relating to an Antitrust Law or Foreign Investment Law) shall have been satisfied and (4) all of the conditions set forth in Section 7.02 shall have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing; provided that those conditions would have been satisfied if the Closing were to occur on such Termination Date), then Parent shall pay, or cause to be paid, to the Company an amount equal to $69,500,000 (the “Parent Termination Fee”), which payment shall be made by wire transfer of immediately available funds within two (2) Business Days after such Termination Date.

(c)           For purposes of Section 8.03(b)(i), Acquisition Proposal shall have the meaning assigned to such term in Section 6.03(g)(i), except that references to 20% in the definition thereof shall be deemed to be references to 50%.

(d)           The parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay when due any amount pursuant to this Section 8.03, then the Company or Parent, as applicable, shall also (i) reimburse the other party for all Expenses incurred in connection with the collection of such overdue amount and the enforcement by such other party of its rights under this Section 8.03, and (ii) pay to the other party interest on such overdue amount from the date such payment was required to be paid until the date of payment at the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made. In no event shall (A) the Company be required to pay the Company Termination Fee or (B) Parent be required to pay the Parent Termination Fee, in each case, in connection with the termination of this Agreement or the Transactions more than once.

(e)           In circumstances where (i) the Company Termination Fee is payable in accordance with Section 8.03(b) and paid to Parent, the payment of the Company Termination Fee by or on behalf of the Company to Parent shall be Parent’s and Merger Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company, the Company Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees, for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise or (ii) the Parent Termination Fee is payable in accordance with Section 8.03(b) and paid to the Company, the payment of the Parent Termination Fee by or on behalf of Parent shall be the Company’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against Parent, Merger Sub and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees, for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise; and, in each case of clause (i) and (ii) above, upon payment of such amount, no such person shall have any further liability or obligation relating to or arising out of this Agreement, the termination hereof or the Transactions; provided that nothing herein shall release either the Company or Parent from liability for intentional breach or Fraud.

(f)            Each of the parties acknowledges that any amounts payable by the Company pursuant to this Section 8.03, including the Company Termination Fee or the Parent Termination Fee, does not constitute a penalty, but rather shall constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, for the disposition of its rights under this Agreement in the circumstances in which such amounts are due and payable, which amounts would otherwise be impossible to calculate with precision.

Article IX

GENERAL PROVISIONS

Section 9.01      Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided, however, that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02      Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service or by email transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto) to the respective parties at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)	if to Parent or Merger Sub:

Boston Scientific Corporation 300 Boston Scientific Way Marlborough, Massachusetts 01752 Attention: **** Email: ****

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

200 Clarendon Street
Boston, Massachusetts 02116
Attention: Julie Scallen; Ian Nussbaum
Email: Julie.Scallen@lw.com; Ian.Nussbaum@lw.com

(b)	if to the Company:
Silk Road Medical, Inc. 1213 Innsbruck Dr. Sunnyvale, CA 94089 Attention: **** Email: ****

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati P.C. One Market Plaza, Spear Tower, Suite 3300 San Francisco, CA 94105 Attn: Robert Ishii; Remi Korenblit Email: rishii@wsgr.com; rkorenblit@wsgr.com

Section 9.03      Certain Definitions.

(a)            For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement that (a) does not contain any provision prohibiting or otherwise restricting the Company from complying with its obligations under this Agreement and (b) contains confidentiality and use provisions that are no more favorable in the aggregate to the counterparty than those contained in the Confidentiality Agreement (it being understood that such agreement need not include any “standstill” or similar restriction); provided, an “Acceptable Confidentiality Agreement” shall not include any provision (i) granting any exclusive right to negotiate with such counterparty, or (ii) requiring the Company or the Company Subsidiaries (or any of their respective Representatives) to pay or reimburse the counterparty’s fees, costs or expenses.

“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, confidentiality agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of Section 6.03) regarding, that is intended to result in, or would reasonably be expected to lead to, any Acquisition Proposal.

“Affiliate” of a specified person means any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person. Until the consummation of the Merger, the Company shall not be deemed for any purposes of this Agreement to be an Affiliate of Parent or any of Parent’s Affiliates.

“Anti-Corruption Laws” means Laws relating to bribery, corruption or money laundering, including the FCPA, the UK Bribery Act of 2010, as amended, or any successor statute, rules or regulations thereto and the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions.

“Antitrust Laws” means all antitrust, competition or trade regulation Laws or Laws (including the HSR Act) that are otherwise designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or lessening of competition.

“Business Data” means all business information and all Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons) that is collected by or on behalf of the Company or any Company Subsidiary.

“Business Day” means any day (other than Saturday or Sunday) on which commercial banks banking in the County of New York, New York or the County of Santa Clara, California, are not required or permitted by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company ESPP” means the Company’s 2019 Employee Stock Purchase Plan, as amended.

“Company Group” means the Company and each Company Subsidiary.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Agreements” means (a) all Contracts granting rights or establishing obligations under Intellectual Property to which the Company or a Company Subsidiary is a party or beneficiary or by which the Company or a Company Subsidiary, or any of their properties or assets, may be bound presently or in the future, including all Contracts pursuant to which (i) the Company or a Company Subsidiary licenses, permits or agrees to license or permit any other person to use, enforce or register any Intellectual Property and (ii) any person licenses, permits or agrees to license or permit the Company or a Company Subsidiary to use, enforce or register any Intellectual Property and (b) consents, settlements, waivers, releases, covenants, options, Orders, injunctions or rulings governing the use, validity or enforceability of any Company Intellectual Property.

“Company Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate with any other event, change, occurrence or effect, has had, or would reasonably be expected to have a material adverse effect on the assets, business, condition (financial or otherwise) or results of operations of the Company Group, taken as a whole; provided, however, that, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been a Company Material Adverse Effect: (i) a change in general economic, political, regulatory, business, financial, credit or capital market conditions, or any changes therein, including interest or exchange rates or fluctuations in the value of any currency, (ii) changes generally affecting the industries in which the Company operates; (iii) any change after the date hereof in applicable Laws, requirements or GAAP (or the interpretation or enforcement thereof, in each case, by a Governmental Authority), (iv) any disease outbreak, epidemic or pandemic (including the SARS CoV-2 or COVID-19 virus) and any evolutions or mutations thereof or quarantine restrictions, weather conditions or other natural disasters or the worsening of any of the foregoing, (v) any change in global or national political conditions (including the outbreak or escalation of or acts of armed hostility or terrorism or escalation or worsening of war (whether or not declared) or military action or operation), sabotage, civil unrest, civil disobedience, cyberattack, national or international calamity or other force majeure events, (vi)  the announcement or execution of this Agreement, or the pendency or consummation of the Transactions, or the identity of Parent as the buyer, including the impact thereof on relationships of the Company, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators (provided that the exceptions in this subclause (vi) shall not apply to any representations or warranties contained in Section 3.05 (or the condition in Section 7.02(a) as it relates to the representations or warranties contained in Section 3.05)), (vii) the taking of any action (or any action refrained from being taken) as expressly required by, this Agreement (other than the Company’s obligations under Section 5.01) or the taking of any action (or any action refrained from being taken) in accordance with the express written request of Parent, (viii) any failure to meet internal, published or third party estimates, projections, budgets, plans or forecasts of its bookings, revenues, earnings, earnings per share or other financial performance or results of operations for any period or changes in the price or trading volume of the Shares (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be considered in determining whether there is a Company Material Adverse Effect) or (ix) any Transaction Litigation; provided further that if the exceptions set forth in subclauses (i), (ii), (iii), (iv) or (v) of this proviso have a disproportionate impact on the Company Group, taken as a whole, compared to other similarly situated companies that operate in the industries in which the Company Group operates, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent of such disproportionate impact.

“Company Product” means the products and services currently being, or contemplated to be, developed, manufactured, marketed, sold or distributed by or on behalf of a member of the Company Group.

“Company Stock Plans” means the Silk Road Medical, Inc. 2019 Equity Incentive Plan and the Silk Road Medical, Inc. 2007 Stock Plan, in each case, as amended from time to time.

“Company Stockholders’ Meeting” means a duly convened meeting of the stockholders of the Company called to obtain the Company Stockholder Approval, or any valid adjournment or postponement thereof made in accordance with this Agreement.

“Company Subsidiary” means a Subsidiary of the Company.

“Contract” means any legally binding contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, permit, franchise or other legally binding instrument, obligation, commitment or arrangement.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“Device Regulatory Laws” means the FDCA and all other Laws administered by the FDA or any similar Governmental Authority relating to the procurement, design, research, development, testing, studying, manufacturing, quality, licensing, production, processing, handling, packaging, labeling, storage, advertising, use, promotion, marketing, importation, exportation, sale, distribution, recordkeeping, or post-market reporting (including medical device reporting) of medical devices or components thereof, and any analogous applicable Laws of any applicable State, locality, or foreign or domestic jurisdiction.

“Employee” means any current or former officer or employee of the Company or any Company Subsidiary.

“Equity Interests” means any (a) shares or other equity interests or capital stock of any corporation, limited liability company, partnership, joint venture or other business association or entity, (b) options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares or other equity interests or capital stock of any corporation, limited liability company, partnership, joint venture or other business association or entity, (c) securities convertible into or exchangeable or exercisable for any such shares, capital stock or other equity interests, or (d) any other rights or instruments that are linked in any way to the price of the shares of capital stock of any other person or the value of all or any part of another person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any corporation or trade or business under common control with the Company as determined under Sections 414(b), (c), (m) or (o) of the Code.

“Excluded Contracts” means any Contract (i) concerning a license for Software and/or other Intellectual Property that is generally available to the public on commercially reasonable terms at a cost of not more than $250,000 in the aggregate; (ii) that is a standard non-disclosure or confidentiality arrangement entered into in the ordinary course of business; (iii) principally concerning a material transfer arrangement entered into in the ordinary course of business; (iv) that has expired on its terms or been terminated, and with respect to which only customary confidentiality, indemnification and like obligations survive; (v) concerning a non-exclusive license to service providers, suppliers or other contractors entered into in the ordinary course of business; or (vi) comprising a purchase order or associated terms and conditions entered into in the ordinary course of business that do not impose material obligations or restrictions on the Company or any of its Affiliates for which the underlying goods or services have been delivered or received.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party and its Affiliates) incurred (whether or not billed) at any time (whether before or after the date of this Agreement) by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“FDA” means the United States Food and Drug Administration, or any successor agency thereto.

“FDCA” means the Federal Food, Drug, and Cosmetic Act, at 21 U.S.C. §§ 301 et. Seq. and its implementing regulations and guidance.

“Foreign Investment Law” means any Laws that are designed to prohibit, restrict or regulate foreign investment.

“Fraud” means common law fraud as determined pursuant to the Laws of the State of Delaware.

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 812.

“Healthcare Laws” means all foreign, federal, state, and local Laws relating to the regulation, provision or administration of, or billing or payment for, healthcare products or services, whether criminal or civil, including: (a) federal Laws relating to the Medicare and Medicaid programs and any other federal healthcare programs; (b) federal and state Laws relating to healthcare fraud and abuse, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the federal False Claims Act (31 U.S.C. §§ 3729 et. Seq.), the federal Stark Law (42 U.S.C. § 1395nn), the federal False Statements Statute (42 U.S.C. § 1320a-7b(a)), the Exclusion Requirements of Laws (42 U.S.C. § 1320a-7), the Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a and § 1320a-7b), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et. Seq.) and all criminal Laws relating to healthcare fraud and abuse, including but not limited to 18 U.S.C. §§ 286, 287, 1035, 1347, 1349 and the health care fraud criminal provisions under HIPAA; (c) the federal Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the regulations implemented thereunder and similar state Laws; (d) state Laws relating to Medicaid or any other state healthcare or health insurance programs; (e) federal or state Laws relating to billing or claims for reimbursement submitted to any government or third-party payor; (f) any other federal or state Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision or marketing of healthcare items or services; (g) state Laws relating to insurance and risk-sharing products, services and arrangements; (h) the Device Regulatory Laws; and (i) Public Health Service Act (42 U.S.C. § 201 et. Seq.), including 42 U.S.C. §§ 290dd-3, 290ee-3, 42 C.F.R. Part 2; each of clauses (a) through (i) as amended from time to time; and all comparable foreign, federal, state and local Laws and the rules and regulations promulgated pursuant to all such Laws, each as amended from time to time; provided, however, that “Healthcare Laws” shall not include any Privacy Laws.

“Intellectual Property” means all intellectual property in any jurisdiction worldwide, including (a) trademarks, service marks, trade names, trade dress, slogans, logos, brand names, Internet domain names, social media accounts, geographical indications and corporate names, as well as any other identifiers indicating the business or source of goods or services (whether registered, arising under common law or statutory law, or otherwise) and general intangibles of a like nature, all registrations (and applications for registration) for the foregoing, and all goodwill connected with the use thereof and symbolized thereby; (b) patents and patent applications (including reissues, divisionals, provisionals, reexaminations, national phase applications, continuations and continuations-in-part, extensions and counterparts thereof), utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures and industrial designs; (c) rights in any confidential or proprietary information, including trade secrets, know-how, methodologies, pricing information, confidential research, algorithms, models, processes, formulas, designs, technical data, technical databases, specifications, manufacturing, techniques, client lists and invention rights; (d) works of authorship, copyrights (including copyrights in Software), moral rights, design rights and database rights therein and thereto; (e) registrations, applications, renewals and extensions for any of the foregoing in clauses (a) through (d); (f) all rights in Software and technology; (g) claims and rights to sue and recover for past, present and future infringement, misappropriation, violation or breach of any of the foregoing; and (h) any and all other intellectual property rights.

“Knowledge of the Company” or “Company’s Knowledge” means, with reference to the Company, the actual knowledge, as of the date of this Agreement, of the individuals identified in Section 9.03(a) of the Company Disclosure Letter, in each case, including the knowledge that any such individuals would reasonably be expected to become aware of after inquiry of such individual’s direct reports.

“Leased Real Property” means any real property leased, subleased, licensed or otherwise used or occupied (whether as a tenant, subtenant, licensee, or other interest, respectively) by any member of the Company Group.

“Licensed Intellectual Property” means Intellectual Property that the Company or a Company Subsidiary is licensed or otherwise permitted to use pursuant to the Company IP Agreements (other than non-exclusive licenses granted under any Excluded Contract).

“Liens” means any and all security interests, pledges, claims, charges, options, puts, calls, preemptive purchase rights, easements, restrictions, rights of first refusal, licenses, hypothecation, mortgages, liens and any other encumbrances of any kind or nature whatsoever.

“Nasdaq” means the Nasdaq Global Select Market.

“Non-Employee Service Provider” means any current or former non-employee director, consultant, vendor or other independent contractor of the Company or any Company Subsidiary.

“Notified Body” means an entity licensed, authorized or approved by the applicable government agency, department or other authority to assess and certify the conformity of a medical device with the requirements of Regulation (EU) 2017/745 of the European Parliament and of the Council of 5 April 2017 on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009 and repealing Council Directives 90/385/EEC and 93/42/EEC concerning medical devices, as amended from time to time, and applicable harmonized standards.

“NYSE” means the New York Stock Exchange.

“Order” means, with respect to any person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any Governmental Authority of competent jurisdiction affecting such person or any of its properties.

“Owned Intellectual Property” means Intellectual Property owned or purported to be owned by, or under an obligation of assignment to, the Company or a Company Subsidiary, including the Intellectual Property set forth on Section 3.18(a) of the Company Disclosure Letter.

“Permitted Lien” means (a) statutory Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business which would not constitute a default under any Company Lease or which are not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings and for which appropriate reserves have been made, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any Leased Real Property which are not violated in any material respect by the current occupancy, operation or use of any Leased Real Property by any member of the Company Group, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, (e) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy, operation or use of any Leased Real Property by any member of the Company Group in any material respect, (f) restrictions on the transfer of securities arising under federal and state securities laws, (g) any non-exclusive licenses to Intellectual Property granted in connection with customer sales of Company Products, (h) any statutory Liens caused by state statutes and/or principles of common law and specific agreements within some leases providing for landlord liens with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject premises which are not materially adverse to the current occupancy, operation or use of any Leased Real Property by any member of the Company Group, and (i) other Liens that do not materially impair or restrict the use or transfer of the applicable asset, right or property.

“person” means an individual, company, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means any data or information that constitutes “personal data,” “protected health information,” “personally identifiable information,” “personal information,” or any equivalent defined term under applicable Privacy Laws, including any such data or information (i) relating to an identified or reasonably identifiable individual natural person or household, or (ii) that, alone or in combination with other data or information, can be used to identify, directly or indirectly, an individual natural person or household, including, as applicable, a person’s name, physical address, telephone number, email address, financial account number or credit card number, government-issued or online identifier (including social security number and driver’s license number), user identification number and password, billing and transactional information, medical, health or insurance information, biometric and genetic information, gender, age or date of birth, treatment dates or other dates related to the person, educational or employment information, marital or other status, behavioral information or IP address.

“Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether written or unwritten and whether or not subject to ERISA, all bonus, stock option, stock purchase, restricted stock, restricted stock unit, phantom stock, stock appreciation right, incentive, deferred compensation, performance award, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance, change of control, retention or other contracts or agreements (i) to which the Company or any Company Subsidiary is a party, (ii) with respect to which the Company, any Company Subsidiary has any obligation or direct or indirect liability or (iii) which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any Employee or Non-Employee Service Provider or any beneficiary of any Employee or Non-Employee Service Provider.

“Privacy Laws” means all applicable laws that govern data privacy, data security, data breach notification, or the cross-border transfer of Personal information, marketing, or other Processing of Personal Information.

“Proxy Statement Clearance Date” means the earlier of (a) the date on which the Company is informed by the SEC, orally or in writing, that the Proxy Statement will not be reviewed by the SEC, including the first (1st) Business Day that is at least ten (10) calendar days after the filing of the preliminary Proxy Statement if the SEC has not informed the Company that it intends to review the Proxy Statement, and (b) in the event that the Company receives comments from the SEC on the preliminary Proxy Statement, the first (1st) Business Day immediately following the date the SEC informs the Company, orally or in writing, that the SEC staff has no further comments on the preliminary Proxy Statement.

“Publicly Available Software” means (a) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free Software, open source Software, or pursuant to similar licensing and distribution models and (b) any Software that requires as a condition of use, modification, hosting, and/or distribution of such Software, or of other Software used or developed with, incorporated into, derived from, or distributed with such Software, that such Software or other Software (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; (iii) be redistributed, hosted or otherwise made available at no or minimal charge; or (iv) be licensed, sold or otherwise made available on terms that (A) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of such Software or other Software or (B) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of such Software or other Software.

“Registered” means registrations, recordations, filings, renewals and applications for any of the foregoing with, granted by or pending before a Governmental Authority or Internet domain name registrar.

“Representatives” of any person shall mean the officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such person or any of its Subsidiaries.

“Sanctioned Country” means any country or region that is (or the government of which is) or has been since January 1, 2021 the subject or target of a comprehensive embargo under Sanctions Laws (including, as of the date of this Agreement, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea Region of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (a) any person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (b) any person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (a) of this definition; or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, OFAC or the U.S. Department of State), the United Kingdom of Great Britain, the European Union or the United Nations Security Council.

“Software” means (a) computer programs, software, systems and code, including software implementation of algorithms, models and methodologies, program interfaces, source-code and object-code; (b) technical databases and compilations, operating systems and specifications, data and database management code; (c) utilities, graphical user interfaces, menus, images, icons, forms, methods of processing; (d) documentation, including programmer notes, user manuals and training materials, relating to such computer programs; and (e) in each case of the foregoing clauses (a) through (d), all versions, updates, corrections, enhancements and modifications thereof.

“Subsidiary” or “Subsidiaries” of any person shall mean (a) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned by such person or by one or more other Subsidiaries of such person, (b) a partnership of which such person or one or more other Subsidiaries thereof is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such person or one or more other Subsidiaries thereof is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other person (other than a corporation, partnership or limited liability company) in which such person or one or more other Subsidiaries of such person has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Systems” means computer, information technology and data Processing systems, facilities and services used, controlled or held for use by any member of the Company Group, including all Software, hardware, firmware, servers, algorithms, telemetry, charging, communication protocols, hosting, applications, networks (including cloud-based), communications facilities, platforms and related equipment, systems and services, and all related documentation associated with each of the foregoing.

“Tax” or “Taxes” means any federal, state, local and non-U.S. taxes of any kind whatsoever, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, unclaimed property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated and other similar taxes and any other assessment, fee, duty, levy or charge, imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed with respect thereto, whether disputed or not.

“Tax Returns” means any returns, declarations, claims for refund, or information returns or statements, and reports relating to Taxes that are required to be filed with any Governmental Authority, including any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such return, declaration, claim for refund or information return or statement, as well as any schedule or attachment thereto and any amendment thereof.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Law.

(b)            The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Acquisition Proposal	§ 6.03(g)(i)
Action	§ 3.10
Adverse Recommendation Change	§ 6.03(d)
Affiliate Transaction	§ 3.24
Agreement	Preamble
Book-Entry Shares	§ 2.02(a)
Capitalization Date	§ 3.03(b)
Certificate of Merger	§ 1.03
Certificates	§ 2.02(a)
Closing	§ 1.02
Closing Date	§ 1.02
Company	Preamble
Company Board	Recitals
Company Board Recommendation	§ 3.25(a)
Company Bylaws	§ 1.05
Company Charter	§ 1.05
Company Common Stock	§ 3.03(a)
Company Disclosure Letter	Article III
Company Leases	§ 3.13(b)
Company Permits	§ 3.06
Company Option	§ 2.04(a)
Company PSU	§ 2.04(d)
Company RSU	§ 2.04(c)
Company Stockholder Approval	§ 3.25(b)
Company Termination Fee	§ 8.03(b)(i)
Confidentiality Agreement	§ 6.02(b)
Continuing Employee	§ 6.05(a)
Data Protection Requirements	§ 3.19(a)
Debt Payoff Letter	§ 6.18
DGCL	Recitals
Dissenting Shares	§ 2.06
Effective Time	§ 1.03
Enforceability Exceptions	§ 3.04
Environmental Laws	§ 3.17(b)
Exchange Act	§ 3.05(b)
Excluded Shares	§ 2.01(a)
FDA Application Integrity Policy	§ 3.21(g)
GAAP	§ 3.08(b)
Governmental Authority	§ 3.05(b)
Hazardous Materials	§ 3.17(c)
HIPAA	§ 3.19(a)

Defined Term	Location of Definition

HSR Act	§ 3.05
Indemnified Parties	§ 6.04(a)
Intervening Event	§ 6.03(g)(ii)
IRS	§ 3.11(a)
Latest Balance Sheet	§ 3.08(f)
Law	§ 3.05(a)(ii)
Material Contracts	§ 3.15(a)
Merger	Recitals
Merger Consideration	§ 2.01(a)
Merger Sub	Preamble
Outside Date	§ 8.01(b)
Outstanding Equity Awards	§ 2.04(a)
Parent	Preamble
Parent Board	Recitals
party	Preamble
Paying Agent	§ 2.02(a)
Paying Agent Agreement	§ 2.02(a)
Payment Fund	§ 2.02(a)
Pre-Closing Period	§ 5.01(a)
Preferred Stock	§ 3.03(a)
Proxy Statement	§ 6.01(a)
Sarbanes-Oxley Act	§ 3.08(a)
SEC	Article III
SEC Reports	§ 3.08(a)
Securities Act	§ 3.08(a)
Shares	§ 2.01(a)
Superior Proposal	§ 6.03(g)(iii)
Surviving Corporation	§ 1.01
Termination Date	§ 8.01
Trade Control Laws	§ 3.20(d)

Section 9.04      Interpretation and Rules of Construction. When a reference is made in this Agreement to a Schedule, an Article or a Section, such reference shall be to a Schedule, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Documents, materials and information are deemed to have been “made available” to (i) Parent if such documents, materials or information were available for review by Parent or its Representatives through the electronic data room hosted by Datasite prior to the execution of this Agreement and (ii) the Company if such documents, materials or information were delivered electronically to the Company or its Representatives by Parent or its Representatives in connection with the Transactions or, in either case, disclosed in an SEC Report filed and publicly available at least two (2) Business Days prior to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise. No specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified. Notwithstanding anything to the contrary set forth herein, exhibits and schedules referred to herein are “facts ascertainable” (as such term is used in Section 251(b) of the DGCL) and, for purposes of the Laws of the State of Delaware, including Section 251 of the DGCL, are not a part of, and do not form, this Agreement.

Section 9.05      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.06      Disclaimer of Other Representations and Warranties. Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (including and as qualified by the Company Disclosure Letter), with respect to the Company, and Article IV, with respect to Parent, which representations and warranties by the Company, Parent and Merger Sub constitute the sole and exclusive representations and warranties of the Company, Parent and Merger Sub in connection with this Agreement or the Transactions, (a) no party makes, no party has made, and no party is relying on or has relied on, any representations or warranties relating to itself or its businesses or otherwise in connection with this Agreement or the Transactions, (b) no person has been authorized by any party to make any representation or warranty relating to such party or its businesses or otherwise in connection with this Agreement or the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives, whether received prior to or after the date of this Agreement, are not and shall not be deemed to be or to include representations or warranties (unless such material or information is the subject of any representation or warranty set forth in this Agreement) and none of Parent or Merger Sub will have any claim against any member of the Company Group, or any of their respective Affiliates, shareholders or Representatives, or any other person with respect thereto.

Section 9.07      Entire Agreement. Subject to the last sentence of Section 9.04, this Agreement, taken together with the Company Disclosure Letter and the Confidentiality Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.08      Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent without consent so long as Parent continues to remain liable for all of such obligations as if no such assignment had occurred. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.09      Parties in Interest. Other than the provisions of Section 6.04 (which is for the benefit of the persons covered thereby and may be enforced by such persons), this Agreement shall be binding upon and inure solely to the benefit of each party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except that (i) if a court of competent jurisdiction has declined to grant specific performance in favor of the Company and has instead granted an award of damages, then, the Company may enforce such award on behalf of the holders of shares of Company Common Stock and Outstanding Equity Awards, and (ii) if Parent or Merger Sub breaches this Agreement, then, subject to Section 8.02(b) and Section 8.03(e), following the termination of this Agreement, the Company may seek damages on behalf of holders of shares of Company Common Stock and Outstanding Equity Awards, which, in each case, Parent acknowledges and agrees may include damages based on lost premium to the extent permitted by Delaware law. Nothing in the prior sentence, or elsewhere in this Agreement, shall be deemed to make any person, including any holder of shares of Company Common Stock, a third-party beneficiary of this Agreement.

Section 9.10      Remedies; Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, subject to Section 8.02(b) and Section 8.03(e)) to (a) seek an Order of specific performance to enforce the observance and performance of such covenant or obligation and (b) seek an injunction restraining such breach or threatened breach. Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party agrees that it will use its reasonable best efforts to cooperate with the other parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance to consummate the Closing or perform any covenant or other agreement under this Agreement the performance of which would be required to satisfy any condition set forth in Section 7.01.

Section 9.11      Governing Law.

(a)           This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another jurisdiction other than the State of Delaware to otherwise govern this Agreement.

(b)           The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided, however, that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by either party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 9.02; and (iii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.02 shall be deemed effective service of process on such party.

Section 9.12      Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13      Amendment. This Agreement may be amended by the parties by action taken by or on behalf of the Company Board or Parent Board, as applicable, at any time prior to the Effective Time; provided, however, that, after receipt of the Company Stockholder Approval, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or that would otherwise require the approval of the stockholders of the Company under applicable Law without requisite stockholder approval of such amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

Section 9.14      Waiver. At any time prior to the Effective Time, any party may (a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 9.15      Company Disclosure Letter. The parties agree that any reference in a particular Section of the Company Disclosure Letter shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Letter to which such information reasonably relates as though fully set forth in such other Section to the extent the applicability and relevance of such information to such other Section is reasonably apparent on the face of such disclosure. Certain items and matters may be listed in the Company Disclosure Letter for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty (a) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would constitute a Company Material Adverse Effect and (b) shall not be construed as an admission by the Company of any non-compliance with, or violation of, any third party rights (including any Intellectual Property rights) or any Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any Contract or agreement, Law or Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred. All descriptions of any document included in the Company Disclosure Letter do not purport to be a complete statement of the material terms of such document and are qualified in their entirety by reference to such document, including any and all exhibits, annexes, addendums and other documents attached thereto and any amendments, supplements and other modifications thereto, in each case, to the extent made available to Parent.

Section 9.16      Counterparts. This Agreement may be executed and delivered (including by electronic transmission, such as by electronic mail in “pdf” form) in counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BOSTON SCIENTIFIC CORPORATION

By	/s/ Michael F. Mahoney
Name:	Michael F. Mahoney
Title:	Chief Executive Officer

SEMINOLE MERGER SUB, INC.

By	/s/ Michael F. Mahoney
Name:	Michael F. Mahoney
Title:	President

[Signature Page to Agreement and Plan of Merger]

SILK ROAD MEDICAL, INC.

By	/s/ Chas McKhann
Name:	Chas McKhann
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SILK ROAD MEDICAL, INC.

1.	The name of the corporation is: Silk Road Medical, Inc. (the “Corporation”).

2.	The address of the registered office of the Corporation in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, DE, county of New Castle, 19808. The name of the registered agent of the Corporation at such address is Corporation Service Company.

3.	The nature of the business or purposes to be conducted or promoted is: management services and any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).

4.	The total number of shares of all classes of stock which the Corporation shall have authority to issue is: One Hundred (100); all of such shares shall be shares of common stock, par value $0.001 per share.

5.	The Corporation is to have perpetual existence.

6.	In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized:

a.	To make, alter or repeal the by-laws of the Corporation (the “By-Laws”).

b.	To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

c.	To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

d.	By a majority of the whole board of directors, to designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The By-Laws may provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the By-Laws of the Corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending this Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the By-Laws; and, unless the resolution or By-Laws expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

e.	When and as authorized by the stockholders in accordance with law, to sell, lease or exchange all or substantially all of the property and assets of the Corporation, including its goodwill and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as its board of directors shall deem expedient and for the best interests of the Corporation.

7.	Elections of directors need not be by written ballot unless the By-Laws shall so provide.

a.	Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the By-Laws.

b.	Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

8.	The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

9.	Indemnification; Limitation of Liability.

a.	The Corporation shall indemnify (and advance expenses to) its officers and directors to the full extent permitted by the DGCL, as amended from time to time.

b.	To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability.

c.	No amendment to or repeal of this provision, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Section 10, shall apply to or have any effect on (i) the liability or alleged liability of any director of the Corporation or (ii) the indemnification and advancement rights of any director or officer, in each case, for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors or to permit greater indemnification or advancement rights of directors and officers, then the directors and officers of the Corporation shall be protected from liability (whether through exculpation, indemnification or advancement rights) the fullest extent permitted by the DGCL as so amended.